Exhibit 99.1

Annual General & Special Meeting of Shareholders

to be held on March 27, 2024

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

QUIPT HOME MEDICAL CORP.

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of Quipt Home Medical Corp. (the “Corporation”) will be held at 1019 Town Drive, Wilder, Kentucky on Friday, the 27th day of March, 2024, at the hour of 10:00 a.m. (Eastern time) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the year ended September 30, 2023 and the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint the auditor of the Corporation for the ensuing year and authorize the directors to fix the auditor’s remuneration; and

4.	to consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution (the text of which is disclosed in Section 10(iv) of the Information Circular) approving the 2024 Equity Incentive Plan (as such term is defined in the Information Circular), as more particularly described in the Information Circular; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This Notice of Meeting is accompanied by the Information Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders (collectively the “Meeting Materials”). A copy of the audited financial statements of the Corporation for the year ended September 30, 2023 and the auditors’ report thereon, and accompanying management discussion and analysis, will be available for review at the Meeting and are available to the public on the SEDAR website at www.sedarplus.com.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is February 12, 2024 (the “Record Date”). Shareholders of the Corporation whose names have been entered on the register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Investor Services Inc., 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, facsimile: (416) 263-9524, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

As described in the notice and access notification mailed to shareholders of the Corporation, the Corporation will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials online under the Corporation’s profile at www.sedar.com and at https://investorrelations.quipthomemedical.com/documents/investorrelation/circulars/2024/2024.pdf, where they will remain for at least one full year thereafter. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also significantly reduce the Corporation’s printing and mailing costs.

All shareholders will receive a notice and access notification, together with a proxy or voting instruction form, as applicable, which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

DATED this 14th day of February, 2024.

BY ORDER OF THE BOARD

(signed) “Gregory Crawford”

Chairman of the Board of Directors

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

QUIPT HOME MEDICAL CORP.

(this information is given as of February 14, 2024)

1.	SOLICITATION OF PROXIES

This management information circular (the “Circular”) and accompanying form of proxy are furnished in connection with the solicitation, by management of Quipt Home Medical Corp. (the “Corporation”), of proxies to be used at the annual general meeting of the holders (the “Shareholders”) of common shares (“Common Shares”) of the Corporation (the “Meeting”) referred to in the accompanying Notice of Meeting (the “Notice”) to be held on March 27, 2024, at the time and place and for the purposes set forth in the Notice. The solicitation will be made primarily by mail, subject to the use of Notice-and-Access Provisions (as defined below) in relation to delivery of the meeting materials, but proxies may also be solicited personally or by telephone by directors and/or officers of the Corporation, or by the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), at nominal cost. The cost of solicitation by management will be borne by the Corporation. Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the Common Shares. The cost of any such solicitation will be borne by the Corporation.

2.	NOTICE-AND-ACCESS

The Corporation is sending out proxy-related materials to Shareholders using the notice-and-access provisions under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and NI 54-101 (the “Notice-and-Access Provisions”). The Corporation anticipates that use of the Notice-and-Access Provisions will benefit the Corporation by reducing the postage and material costs associated with the printing and mailing of the proxy-related materials and will additionally reduce the environmental impact of such actions.

Shareholders will be provided with electronic access to the Notice and this Circular on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.com and at https://investorrelations.quipthomemedical.com/documents/investorrelation/circulars/2024/2024.pdf.

Shareholders are reminded to review the Circular before voting. Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by the Notice-and-Access Provisions and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder). The Corporation will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some securityholders with a Notice Package.

Shareholders with questions about notice-and-access can call Computershare toll-free at 1 (866) 964-0492 (Canada and the U.S. only) or direct at (514) 982-8714 (outside Canada and the U.S. and entering your 15-digit control number as indicated on your voting instruction form or proxy). Shareholders may obtain paper copies of the Circular free of charge by calling 1 (866) 466-5355 at any time up until and including the date of the Meeting, including any adjournment or postponement thereof. Any Shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than 5:00 p.m. (ET) on March 13, 2024 in order to receive paper copies of the meeting materials in time to vote before the Meeting. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Corporation’s website for one year from the date of posting.

3.	RECORD DATE

Shareholders of record at the close of business on February 12, 2024 are entitled to receive notice of and attend the Meeting in person or by proxy and are entitled to one vote for each Common Share registered in the name of such Shareholder in respect of each matter to be voted upon at the Meeting.

4.	APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each Shareholder submitting a proxy has the right to appoint a person or company (who need not be a Shareholder), other than the persons named in the enclosed form of proxy, to represent such Shareholder at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting the name of such representative in the blank space provided in the enclosed form of proxy. All proxies must be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered to Computershare no later than 10:00 a.m. (ET) on February 8, 2024 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting) in accordance with the delivery instructions below or delivered to the chairman (the “Chairman”) of the board of directors of the Corporation (the “Board”) on the day of the Meeting, prior to the commencement of the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

A registered Shareholder may submit his/her/its proxy by mail, by telephone or over the internet in accordance with the instructions below. A non-registered Shareholder should follow the instructions included on the voting instruction form provided by his or her Intermediary (as defined below).

Voting Instructions for Registered Holders

A registered Shareholder may submit a proxy by (i) mailing a copy to Computershare Investor Services Inc., Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, (ii) telephone by entering the 15 digit control number at 1 (866) 732-8683 (Canada and the U.S. only) or (312) 588-1290 (outside Canada and the U.S.), or (iii) online by entering the 15 digit control number at www.investorvote.com.

5.	REVOCATION OF PROXIES

Proxies given by Shareholders for use at the Meeting may be revoked at any time prior to their use. Subject to compliance with the requirements described in the following paragraph, the giving of a proxy will not affect the right of a Shareholder to attend, and vote in person at, the Meeting.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his/her attorney duly authorized in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized and deposited with Computershare, in a manner provided above under “Proxy and Voting Information – Appointment of Proxies”, at any time up to and including 10:00 a.m. (ET) on February 8, 2024 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the holding of the Meeting) or, with the Chairman at the Meeting on the day of such meeting or any adjournment or postponement thereof, and upon any such deposit, the proxy is revoked.

6.	NON-REGISTERED HOLDERS

Only registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered Shareholder (a “Non-Registered Holder”) are registered either (i) in the name of an intermediary (each, an “Intermediary” and collectively, the “Intermediaries”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the form of proxy and supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Holders. Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on the type of form they receive:

(1)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non- Registered Holder’s behalf), but wishes to direct the voting of the Common Shares they beneficially own, the voting instruction form must be submitted by mail, telephone or over the internet in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder; or

(2)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf) but wishes to direct the voting of the Common Shares they beneficially own, the Non-Registered Holder must complete the form of proxy and submit it to Computershare as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the voting instruction form is to be delivered.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

A Non-Registered Holder may fall into two categories – those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own (“Non-Objecting Beneficial Owners”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Owners from Intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy-related materials directly to Non-Objecting Beneficial Owners. The Corporation is sending Meeting Materials directly to Non-Objecting Beneficial Owners; the Corporation uses and pays Intermediaries and agents to send the Meeting Materials.

In accordance with applicable securities law requirements, the Corporation has also distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for distribution to Objecting Beneficial Owners. Intermediaries are required to forward the Meeting Materials to Objecting Beneficial Owners unless an Objecting Beneficial Owner has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Objecting Beneficial Owners. However, the Corporation does not intend to pay for Intermediaries to deliver the proxy-related materials to Objecting Beneficial Owners. If the Corporation does not pay for an intermediary to deliver materials to Objecting Beneficial Owners, Objecting Beneficial Owners will not receive the materials unless their intermediary assumes the cost of delivery

These securityholder materials are being sent to both registered Shareholders and Non-Registered Holders utilizing the Notice-and-Access Provisions. If you are a Non-Registered Holder, and the Corporation or its agent sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

By choosing to send these materials to you directly utilizing the Notice-and-Access Provisions, the Corporation (and not the Intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instruction form as specified in the request for voting instructions that was sent to you.

7.	EXERCISE OF DISCRETION BY PROXIES

Common Shares represented by properly executed proxies in favour of the persons named in the enclosed form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the Common Shares will be voted or withheld from voting in accordance with the specifications so made. Where Shareholders have properly executed proxies in favour of the persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the Common Shares represented thereby, such shares will be voted in favour of the passing of the matters set forth in the Notice. If a Shareholder appoints a representative other than the persons designated in the form of proxy, the Corporation assumes no responsibility as to whether the representative so appointed will attend the Meeting on the day thereof or any adjournment or postponement thereof.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, the management of the Corporation and the Board know of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to the management of the Corporation and the Board should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies

Unless otherwise indicated in this Circular and in the form of proxy and Notice attached hereto, Shareholders shall mean registered Shareholders.

8.	INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as described elsewhere in this Circular, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (a) any director or executive officer of the Corporation, (b) any proposed nominee for election as a director of the Corporation, and (c) any associates or affiliates of any of the persons or companies listed in (a) and (b), in any matter to be acted on at the Meeting.

9.	VOTING SECURITIES AND PRINCIPAL HOLDERS

As at the date hereof, the Corporation had 42,102,471 Common Shares outstanding, representing the Corporation's only securities with respect to which a voting right may be exercised at the Meeting. Each Common Share carries the right to one vote at the Meeting. A quorum for the transaction of business at the Meeting is two Shareholders, or one or more proxyholders representing two Shareholders, or one Shareholder and a proxyholder representing another Shareholder, holding or representing not less than five percent (5%) of the issued and outstanding Common Shares enjoying voting rights at the Meeting.

To the knowledge of the Board and senior officers of the Corporation as at the date hereof, based on information provided on the System for Disclosure by Insiders (SEDI) and on information filed by third parties on the SEDAR+, no person or corporation beneficially owned, directly or indirectly, or exercised control or discretion over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, other than Claret Asset Management Corporation which indicated in an alternative monthly report (Form 62-103F3) dated May 9, 2023 that, as of April 30, 2023, it exercised control over 4,346,081 Common Shares, which represents 10.32% of the issued and outstanding Common Shares as of the date hereof.

10.	BUSINESS OF THE MEETING

To the knowledge of the directors of the Corporation, the only matters to be brought before the Meeting are those set forth in the accompanying Notice of Meeting.

(i)	Financial Statements

Pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), the directors of the Corporation will place before the shareholders at the Meeting the audited financial statements of the Corporation for the year ended September 30, 2023 and the auditors’ report thereon. Shareholder approval is not required in relation to the financial statements.

(ii)	Election of Directors

The Board presently consists of four directors. All of the current directors have been directors since the dates indicated below and all will be standing for re-election. The Board recommends that shareholders vote FOR the election of the four nominees of management listed in the following table.

Each director will hold office until his re-election or replacement at the next annual meeting of the shareholders unless he resigns his duties or his office becomes vacant following his death, dismissal or any other cause prior to such meeting.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted for the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Advance Notice Provisions

The Corporation’s Articles provide for advance notice of nominations of directors of the Corporation which require that advance notice be provided to the Corporation in circumstances where nominations of persons for election to the Board are made by shareholders of the Corporation other than pursuant to: (i) a requisition of a meeting of shareholders made pursuant to the provisions of the BCBCA; or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA. A copy of the Articles are available under the Corporation’s profile on SEDAR+ at www.sedarplus.com.

Nominees to the Board of Directors

Name and Residence	Position and Office	Principal Occupation or Employment(1)	Served as Director Since	Number of Common Shares over which Control or Direction is Exercised(1)
Gregory Crawford Fort Thomas, Kentucky	President, Chief Executive Officer and Director	President, Chief Executive Officer of the Corporation since December 21, 2017. Chief Operating Officer of the Corporation from April 19, 2016 to December 21, 2017.	December 21, 2017	1,511,458(4)
Mark Greenberg(2)(3) Cincinnati, Ohio	Director	Managing Partner of Silverstone Capital Advisors since March 2009.	December 21, 2017	96,815(5)
Kevin Carter(2)(3) Bellbrook, Ohio	Director

Partner/Physician/Director of Providence Medical Group since June 2014.

Medical Director of the Kettering Health Network Sleep Disorder Centers since January 2016.

Medical Director at the Englewood Sleep Center since October 2020.

Veteran Affairs of Dayton physician since February 2020

			December 7, 2020	14,844(6)
Brian Wessel(2)(3) San Antonio, Texas	Director	Retired partner from Ernst & Young, LLP, serving from January 1988 until July 2021.	February 2, 2022	Nil(7)

Notes:

(1)	The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective individuals.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	In addition, Mr. Crawford holds stock options exercisable for up to 656,000 Common Shares and restricted share units for up to 278,750 Common Shares.

(5)	In addition, Mr. Greenberg holds stock options exercisable for up to 488,750 Common Shares and restricted share units for up to 220,000 Common Shares.

(6)	In addition, Mr. Carter holds stock options exercisable for up to 55,625 Common Shares and restricted share units for up to 88,281 Common Shares.

(7)	Mr. Wessel holds stock options exercisable for up to 75,000 Common Shares and restricted share units for up to 113,000 Common Shares.

Corporate Cease Trade Orders or Bankruptcies

None of the proposed directors of the Corporation is, as at the date hereof, or has been, within the previous 10 years, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the proposed directors of the Corporation is, as at the date hereof, or has been, within the previous 10 years, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the proposed directors of the Corporation has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Personal Bankruptcies

None of the proposed directors of the Corporation has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

(iii)	Appointment of Auditor

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the re-appointment of BDO USA, P.C., headquartered in Chicago, Illinois, as auditors of the Corporation to hold office until the next annual meeting of shareholders and the authorization of the directors of the Corporation to fix their remuneration.

The directors of the Corporation recommend that shareholders vote, and unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form, in favor of the appointment of BDO USA, P.C., and the authorization of the directors of the Corporation to fix their remuneration. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

(iv)	2024 Equity Incentive Plan

On March 25, 2021, the directors of the Corporation approved the 2021 Equity Incentive Plan of the Corporation (the “2021 Equity Incentive Plan”) which became effective following approval by the shareholders of the Corporation thereof on May 3, 2021. The 2021 Equity Incentive Plan replaced the Corporation’s former amended and restated fixed number stock option plan (and its predecessors) (the “2019 Option Plan”) and its restricted share unit and deferred share unit plan (the “2017 RSU/DSU Plan, and together with the 2019 Option Plan and the 2021 Equity Incentive Plan, the “Predecessor Plans”). Subsequent to May 3, 2021, no further awards were granted under the 2019 Option Plan or the 2017 RSU/DSU Plan. As at January 31, 2024, there were an aggregate of 434,316 Common Shares reserved for issuance under the 2021 Equity Incentive Plan and the Predecessor Plans, representing 1.02% of the issued and outstanding Common Shares as of the date hereof on a partially diluted basis.

On February 14, 2024 (the “Approval Date”), the Board approved the 2024 Equity Incentive Plan of the Corporation (the “2024 Equity Incentive Plan”) to be effective upon approval of the shareholders at the Meeting, or any adjournment or postponement thereof  (the “Effective Date”), pursuant to which it is able to issue share-based long-term incentives. The 2024 Equity Incentive Plan is substantially the same as the 2021 Equity Incentive Plan but has been updated to reflect the Corporations’ uplisting to the Toronto Stock Exchange (the “TSX”) from the TSX Venture Exchange (the “TSXV”) and is intended to replace the 2021 Equity Incentive Plan. If the shareholders approve the 2024 Equity Incentive Plan, it will become effective on the Effective Date and no further awards will be granted under the 2021 Equity Incentive Plan. If the shareholders do not approve the 2024 Equity Incentive Plan at the Meeting, the Corporation will continue to grant awards under the 2021 Equity Incentive Plan.

All directors, officers, employees and service providers of the Corporation and/or its affiliates (“Participants”) are eligible to receive Awards (defined below) under the 2024 Equity Incentive Plan, subject to the terms of the 2024 Equity Incentive Plan. Awards include Common Share purchase options (“Options”), stock appreciation rights (“Stock Appreciation Rights”), restricted share awards (“Restricted Share Awards”), Restricted Share Bonuses,  Restricted Share Units (“RSUs”), performance shares (“Performance Shares”), performance units (“Performance Units”), cash-based awards (“Cash-Based Awards”) and other share-based awards (collectively, the “Awards”), under the 2024 Equity Incentive Plan. A copy of the 2024 Equity Incentive Plan is attached as Schedule “A” to this Circular.

The Corporation’s current compensation program, described elsewhere in this Circular (see “Executive Compensation”) provides total compensation for employees in various roles that is comprised of base salary (fixed cash amount), short-term performance incentives (variable cash bonuses) and lastly, long-term “at risk” equity-based incentives (stock options, RSUs and DSUs (defined below)) that align employees’ interests with those of shareholders. The use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Corporation to offer lower base salaries, thereby lowering its fixed cash compensation costs. With a view to extending the cash resources that the Corporation has available, it is important for the Corporation to be prudent in the management of its fixed cash expenses across all areas of operations, including in the area of employee compensation.

Purpose of the 2024 Equity Incentive Plan

The 2024 Equity Incentive Plan serves several purposes for the Corporation. One purpose is to advance the interests of the Corporation by developing the interests of Participants in the growth and development of the Corporation by providing such persons with the opportunity to acquire a proprietary interest in the Corporation. All Participants are considered eligible to be selected to receive an Award under the 2024 Equity Incentive Plan. Another purpose is to attract and retain key talent and valuable personnel, who are necessary to the Corporation’s success and reputation, with a competitive compensation mechanism. Finally, the 2024 Equity Incentive Plan will align the interests of Participants with those of shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to shareholders and long-term growth.

With shareholder approval of the 2024 Equity Incentive Plan, the main components of the Corporation’s compensation program will be as follows: (i) base salary (fixed cash amount), (ii) short-term performance incentives (variable cash bonuses), and (iii) a broad range of long-term “at risk” equity-based incentives under the 2024 Equity Incentive Plan.

The 2024 Equity Incentive Plan is administered by the Board or, if applicable, a committee of the Board.

2024 Equity Incentive Plan Maximum and Limits

If the Corporation’s shareholders approve the 2024 Equity Incentive Plan, on the Effective Date no future awards or grants will be made under the 2021 Equity Incentive Plan, and the Common Shares that have not been settled or awarded under the Predecessor Plans on the Effective Date shall be available for Awards and issuance under the 2024 Equity Incentive Plan.

For greater certainty, the maximum number of Common Shares that may be available and reserved for issuance pursuant to Awards, at any time, under the 2024 Equity Incentive Plan, together with any other security based compensation arrangements adopted by the Corporation, including the Predecessor Plans, shall not exceed twenty percent (20%) of the issued and outstanding Common Shares on the Approval Date, such twenty percent (20%) being 8,420,494 Common Shares.

Common Shares underlying outstanding Awards that for any reason expire or are terminated, surrendered, repurchased, forfeited or canceled shall again be available for issuance under the 2024 Equity Incentive Plan. Also, any Common Shares forfeited, cancelled or otherwise not issued for any reason under the awards pursuant to the Predecessor Plans, shall be available for grants under the 2024 Equity Incentive Plan. Any awards outstanding under the Predecessor Plans shall remain subject to the terms of those awards and plans.

Awards that by their terms are to be settled solely in cash shall not be counted against the maximum number of Common Shares available for the issuance of Awards under the 2024 Equity Incentive Plan.

The Board or, if applicable, a committee of the Board, shall have discretion to determine the vesting criteria, if any, in respect of any Awards granted pursuant to the 2024 Equity Incentive Plan, although the vesting required of any such Awards may be accelerated in certain circumstances, including in connection with a Change in Control (as such term is defined in the 2024 Equity Incentive Plan), subject to the terms of the 2024 Equity Incentive Plan.

The aggregate number of Common Shares: (i) issued to insiders under all security based compensation arrangements of the Corporation, within any 12 month period, and (ii) issuable to insiders, at any time, under all security based compensation arrangements of the Corporation, shall in each case not exceed ten percent (10%) of the Corporation’s issued and outstanding Common Shares from time to time.

The amount of Awards granted to a non-employee director, within a calendar year period, pursuant to the 2024 Equity Incentive Plan shall not exceed US$1,500,000 in value of the aggregate of Common Share and cash Awards. Except as set out herein, the 2024 Equity Incentive Plan does not otherwise provide for a maximum number of Common Shares which may be issued to an individual pursuant to the 2024 Equity Incentive Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

Cessation of Service and Transferability

The Board or, if applicable, a committee of the Board, may provide the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a Participant ceases to provide service to the Corporation or any affiliate prior to the end of a performance period or exercise or settlement of such Award. Any Awards granted must expire within a reasonable period, not exceeding 12 months, following the date a Participant ceases to be an eligible Participant under the 2024 Equity Incentive Plan.

Subject to limited exceptions in the 2024 Equity Incentive Plan for certain Awards, an Award may be assignable or transferable by a Participant only by will or by the laws of descent and distribution following the death of the Participant.

Adjustments and Change in Control

In the event of any stock dividend or extraordinary cash dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of the Corporation, appropriate adjustments shall be made in the number and class of Common Shares subject to the 2024 Equity Incentive Plan and to any outstanding Awards, and in the exercise price per share of any outstanding Awards.

In the event of a Change in Control, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any Participant, either assume or continue outstanding awards or substitute substantially equivalent awards for its shares. If so determined by the Board, share-based Awards will be deemed assumed if, for each share subject to the award prior to the Change in Control, its holder is given the right to receive the same amount of consideration that a shareholder would receive as a result of the Change in Control. Any awards that are not assumed or continued in connection with a Change in Control or exercised or settled prior to the Change in Control will terminate effective as of the time of the Change in Control.

Subject to the restrictions of Section 409A of the United States Internal Revenue Code (the “Code”), the Board may provide for the acceleration of vesting or settlement of any or all outstanding awards upon such terms and to such extent as it determines. The vesting of all awards held by non-employee directors will be accelerated in full upon a Change in Control.

The 2024 Equity Incentive Plan also authorizes the Board in its discretion and without the consent of any Participant, to cancel each or any award denominated in shares upon a Change in Control in exchange for a payment to the Participant with respect each vested share (and each unvested share if so determined) subject to the cancelled award of an amount equal to the excess of the consideration to be paid per common share in the Change in Control transaction over the exercise or purchase price per share, if any, under the award. It also provides the Board with the discretion to cancel any Award, to the extent not vested or exercised prior to the effective time of the Change in Control, in exchange for no consideration.

The Board also has the discretion under the 2024 Equity Incentive Plan to arrange for the assignment of any reacquisition or repurchase rights held by the Corporation in respect of Common Shares issued pursuant to the Award to the surviving, continuing, successor or purchasing entity or arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Corporation with respect to the Award.

Subject to the restrictions of Section 409A of the Code, the Board may provide for the acceleration of vesting or settlement of any or all outstanding awards in connection with a Change in Control upon such conditions, including termination of the Participant’s service prior to, upon, or following the Change in Control, and to such extent as the Board determines.

As a condition to the receipt of an Award under the 2024 Equity Incentive Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Change in Control transaction involving the Corporation, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf.

Amendment Provision

The Board may amend, modify, suspend, terminate or discontinue the 2024 Equity Incentive Plan at any time. The Board may by resolution amend the 2024 Equity Incentive Plan and any Awards granted under it without shareholder approval, however, the Board will not be entitled, in the absence of shareholder and TSX approval, to (a) reduce the exercise price or purchase price benefiting an insider of the Corporation, including a cancellation of an Award and re-grant thereof in conjunction therewith at least three months after the related cancellation; (b) extend the term benefiting the insider of the Corporation (subject to the terms of the 2024 Equity Incentive Plan); (c) amend the limitations on Awards reserved or issued to insiders under the 2024 Equity Incentive Plan; (d) increase to the maximum number of Common Shares issuable, either as a fixed number or a fixed percentage of the Corporation’s outstanding Common Shares; and (e) amend the amendment provisions of the 2024 Equity Incentive Plan. Notwithstanding the foregoing, the following types of amendments will not be subject to shareholder approval: (a) amendments to fix typographical errors; and (b) amendments to clarify existing provisions of the 2024 Equity Incentive Plan that do not have the effect of altering the scope, nature and intent of such provisions. No amendment, suspension or termination of the 2024 Equity Incentive Plan shall affect any then outstanding Award unless expressly provided by the Board. Except as provided by the next sentence, no amendment, suspension or termination of the 2024 Equity Incentive Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant.

Notwithstanding any other provision of the 2024 Equity Incentive Plan or any Award agreement to the contrary, the Board may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award agreement to any present or future applicable law, including, but not limited to, Section 409A of the Code.

Dividends

Any dividends or dividend equivalents payable in connection with a full value award will be subject to the same restrictions as the underlying award and will not be paid until and unless such award vests. Participants holding Restricted Share Awards will have the right to vote the Common Shares and to receive any dividends or other distributions paid in cash or Common Shares, subject to the same vesting conditions as the original Award. For clarity, during any period in which shares acquired pursuant to a Restricted Share Award remain subject to vesting conditions, the Participant shall not have the right to exercise any voting rights in respect of such Restricted Share Award. In the event that there are not a sufficient number of Common Shares reserved for issuance under the 2024 Equity Incentive Plan to satisfy any dividends in respect of any applicable Awards, the Corporation shall be permitted to satisfy any such dividends in cash.

Participants have no rights to receive cash dividends with respect to RSUs until Common Shares are issued in settlement of such Awards. However, the Board may grant RSUs that entitle their holders to dividend equivalent rights, which are rights to receive cash or additional RSUs whose value is equal to any cash dividends the Corporation pays. Dividend equivalent rights will be subject to the same vesting conditions and settlement terms as the original Award. In its discretion, the Board may provide for a Participant awarded Performance Shares to receive dividend equivalent rights with respect to cash dividends paid on the Common Shares to the extent that the Performance Shares become vested. The Board may grant dividend equivalent rights with respect to other share-based Awards that will be subject to the same vesting conditions and settlement terms as the original Award.

Options

The 2024 Equity Incentive Plan will replace the Option Plan. On the Effective Date, once the 2024 Equity Incentive Plan is approved, no further stock options will be granted under the Option Plan and all outstanding stock options will continue to be governed by the applicable Predecessor Plan, while new Options to be granted will be governed by the 2024 Equity Incentive Plan. Options under the 2024 Equity Incentive Plan include Nonstatutory Stock Options (as defined in the 2024 Equity Incentive Plan) and Incentive Stock Options. In no case may a Canadian Participant be issued Incentive Stock Options.

The exercise price for each Option shall be established in the discretion of the Board; provided, however, that (a) the exercise price per share shall be not less than the Fair Market Value (as defined in the 2024 Equity Incentive Plan) of a Common Share on the effective date of grant of the Option, and (b) no Incentive Stock Option granted to a Ten Percent Owner (as defined in the 2024 Equity Incentive Plan) shall have an exercise price per share less than one hundred ten percent(110%) of the Fair Market Value of a Common Share on the effective date of grant of the Option. With the approval of the Board, a Participant may elect to exercise an Option, in whole or in part, on a ‘cashless exercise’ (“Cashless Exercise”) basis, a ‘net exercise’ (“Net Exercise”) basis or by ‘surrendering for cash’ (“Surrender for Cash”). In connection with a Cashless Exercise of Options, a brokerage firm will loan money to a Participant to purchase Common Shares underlying the Options and will sell a sufficient number of Common Shares to cover the exercise price of the Options in order to repay the loan made to the Participant and the Participant retains the balance of the Common Shares. In connection with a Net Exercise of Options, a Participant would receive Common Shares equal in value to the difference between the Option price and the fair market value of the Common Shares on the date of exercise, computed in accordance with the 2024 Equity Incentive Plan. In connection with a Surrender for Cash, a holder of an Option may surrender that Option to the Corporation in return for cash equal to the difference, per Option, between the Option exercise price and the value of the underlying equity.

The term of each Option shall be fixed by the Board but shall not exceed 10 years from the date of grant thereof, subject to certain limited exceptions. Notwithstanding the foregoing, should the expiration date for an Option held by a Participant who is a resident of Canada fall within a Black-Out Period (as defined in the 2024 Equity Incentive Plan), such expiration date shall be automatically extended without any further act or formality to that date which is the 10th business day after the end of the Black-Out Period, provided neither the Participant nor the Corporation is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Corporation’s securities.

Unless the Board decides otherwise, Options granted under 2024 Equity Incentive Plan will expire at the earliest of: (i) the expiry date; (ii) one year (or such period not less than six months and or more than one year) after termination due to disability of the Participant or after the Participant’s death; (iii) in the case of a termination for cause, immediately upon such termination of service or act; and (iv) thirty (30) days after termination without cause or termination for any other reason.

Incentive Stock Options may only be granted to employees. To the extent Options designated as Incentive Stock Options become exercisable for the first time during any calendar year for Common Shares having an aggregate Fair Market Value greater than US$100,000, the portion of such Options which exceeds such amount shall be treated as Nonstatutory Stock Options. Incentive Stock Options are subject to additional requirements and restrictions as provided in the 2024 Equity Incentive Plan and as required by the Code.

Stock Appreciation Rights

The Board may grant Stock Appreciation Rights either in tandem with a related option (a “Tandem SAR”) or independently of any option (a “Freestanding SAR”). A Tandem SAR requires the option holder to elect between the exercise of the underlying option for Common Shares or the surrender of the option and the exercise of the related Stock Appreciation Right. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Board. The exercise price for each Stock Appreciation Right shall be established in the discretion of the Board; provided, however, that the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option, and the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a Common Share on the effective date of grant of the Stock Appreciation Right.

Upon the exercise of any Stock Appreciation Right, the Participant is entitled to receive an amount equal to the excess of the Fair Market Value of the underlying Common Shares as to which the right is exercised over the aggregate exercise price for such shares. Payment of this amount upon the exercise of a Tandem SAR may be made only in Common Shares whose Fair Market Value on the exercise date equals the payment amount. At the Board’s discretion, payment of this amount upon the exercise of a Freestanding SAR may be made in cash or Common Shares. The maximum term of any Stock Appreciation Right granted under the 2024 Equity Incentive Plan is ten years.

Stock Appreciation Rights are generally nontransferable by the Participant other than by will or by the laws of descent and distribution, and are generally exercisable during the Participant’s lifetime only by the participant. If permitted by the Board, a Tandem SAR related to a nonstatutory stock option and a Freestanding SAR may be assigned or transferred to certain family members or trusts for their benefit to the extent permitted by the Board. Other terms of Stock Appreciation Rights are generally similar to the terms of comparable Options.

Other Stock-Based Awards

Under the 2024 Equity Incentive Plan, the Board may, subject to the prior approval of the Exchange in certain instances, grant other stock-based Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise related to, Common Shares, as deemed by the Board to be consistent with the purposes of the 2024 Equity Incentive Plan and the goals of the Corporation, including, without limitation, RSUs, Stock Appreciation Rights, and phantom awards. Stock Appreciation Rights are subject to the same requirements as Nonstatutory Options.

Other stock-based Awards may be settled in Common Shares, cash or a combination thereof. Performance Shares and/or Performance Units (each, a “Performance Award”) may be granted by the Board in its sole discretion awarding cash or Common Shares (including Restricted Stock) or a combination thereof based upon the achievement of goals as determined by the Compensation Committee. Types of other stock-based Awards or Performance Awards include, without limitation, purchase rights, phantom stock, Stock Appreciation Rights, RSUs (which, for clarity, may not be settled in cash with a Canadian Participant), performance units, Restricted Stock or Common Shares subject to performance goals, Common Shares awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures related to Common Shares, other rights convertible into Common Shares, Awards valued by reference to the value of Common Shares or the performance of the Corporation or a specified subsidiary, affiliate division or department, Awards based upon performance goals established by the Board and settlement in cancellation of rights of any person with a vested interest in any other plan, fund, program or arrangement that is or was sponsored, maintained or participated in by the Corporation or any subsidiary.

In its discretion, the Board may specify such criteria, periods or performance goals for vesting in the foregoing stock-based Awards or Performance Awards and/or payment thereof to Participants as it shall determine; and the extent to which such criteria, periods or goals have been met shall be determined by the Board. All terms and conditions of such stock-based Awards and Performance Awards shall be determined by the Board and set forth in the applicable Award agreement.

Restricted Share Awards

The 2024 Equity Incentive Plan, if approved, will provide the Board with additional equity-based compensation alternatives in the form of Restricted Share Awards, subject to the Exchange in certain instances. The Board may grant restricted share awards under the 2024 Equity Incentive Plan either in the form of a restricted share purchase right, giving a participant an immediate right to purchase Common Shares, or in the form of a restricted share bonus, in which Common Shares are issued in consideration for services to the Corporation rendered by the Participant. The Board determines the purchase price payable under Restricted Share Awards, which may not be less than the then current Fair Market Value of the Common Shares subject to a Restricted Share Award. Restricted Share Awards may be subject to vesting conditions based on such service or performance criteria as the Board specifies, including the attainment of one or more performance goals. Common Shares acquired pursuant to a Restricted Share Award may not be transferred by the Participant, nor shall the Participant exercise voting rights in respect of such Common Shares, in each case until vested. Unless otherwise provided by the Board, a Participant will forfeit any restricted shares as to which the vesting restrictions have not lapsed prior to the Participant’s termination of service. Furthermore, any RSUs that remain subject to vesting conditions on the date which is twelve (12) months following termination for any reason shall automatically expire and be of no further force or effect. Participants holding restricted shares will have the right to vote the shares and to receive any dividends or other distributions paid in cash or shares, subject to the same vesting conditions as the original Award. In the event that there are not a sufficient number of Common Shares reserved for issuance under the 2024 Equity Incentive Plan to satisfy any dividends in respect of such Restricted Share Awards, the Corporation shall be permitted to satisfy any such dividends in cash. During any period in which shares acquired pursuant to a Restricted Share Award remain subject to vesting conditions, the Participant shall not have the right to exercise any voting rights in respect of such Restricted Share Award.

Restricted Share Units

The Board may grant RSUs under the 2024 Equity Incentive Plan, which represent rights to receive Common Shares on a future date determined in accordance with the Participant’s award agreement. No monetary payment is required for receipt of RSUs or the Common Shares issued in settlement of the award, the consideration for which is furnished in the form of the Participant’s services to the Corporation. The Board may grant RSU awards subject to the attainment of one or more performance goals similar to those described below in connection with Performance Awards, or may make the awards subject to vesting conditions similar to those applicable to restricted share awards. RSUs may not be transferred by the Participant. RSUs may be settled in cash, Common Shares or any combination of these. RSUs granted to a Participant who is a resident of Canada for the purposes of the Income Tax Act (Canada) must be settled no later than later than December 15th of the third calendar year following the year in which the Participant rendered services resulting in the granting of such RSUs.

Unless otherwise provided by the Board, a Participant will forfeit any RSUs which have not vested prior to the Participant’s termination of service. Participants have no voting rights or rights to receive cash dividends with respect to RSU awards until Common Shares are issued in settlement of such awards. However, the Board may grant RSUs that entitle their holders to dividend equivalent rights, which are rights to receive cash or additional restricted share units whose value is equal to any cash dividends the Corporation pays. Dividend equivalent rights will be subject to the same vesting conditions and settlement terms as the original award. In the event that there are not a sufficient number of Common Shares reserved for issuance under the 2024 Equity Incentive Plan to satisfy any dividend equivalent rights in respect of such RSUs, the Corporation shall be permitted to satisfy any such dividends in cash.

Performance Awards

The Board may grant Performance Awards subject to such conditions and the attainment of such performance goals over such periods as the Board determines in writing and sets forth in a written agreement between the Corporation and the Participant. These awards may be designated as Performance Shares or Performance Units, which consist of unfunded bookkeeping entries generally having initial values equal to the Fair Market Value determined on the grant date of a Common Shares in the case of Performance Shares and a monetary value established by the Board at the time of grant in the case of Performance Units. Performance Awards will specify a predetermined amount of Performance Shares or Performance Units that may be earned by the Participant to the extent that one or more performance goals are attained within a predetermined performance period. To the extent earned, Performance Awards may be settled in cash, Common Shares (including restricted shares that are subject to additional vesting) or any combination of these. Performance Awards granted to a Participant who is a resident of Canada for the purposes of the Income Tax Act (Canada) must be settled no later than December 15th of the third calendar year following the year in which the Participant rendered services resulting in the vesting of such Performance Award.

Performance goals will be based on the attainment of specified target levels with respect to one or more measures of individual performance, business or financial performance of the Corporation and each subsidiary corporation consolidated with the Corporation for financial reporting purposes, or such division or business unit of the Corporation as may be selected by the Board, or other performance criteria as may be established from time to time. The Board, in its discretion, may base performance goals on one or more of the following such measures (or any other metric or goals the Board may determine): revenue; sales; expenses; operating income; gross margin; operating margin; earnings before any one or more of: share-based compensation expense, interest, taxes, depreciation and amortization; pre-tax profit; adjusted pre-tax profit; net operating income; net income; economic value added; free cash flow; operating cash flow; balance of cash, cash equivalents and marketable securities; share price; earnings per share; return on shareholder equity; return on capital; return on assets; return on investment; total shareholder return, employee satisfaction; employee retention; market share; customer satisfaction; product development; research and development expense; completion of an identified special project, completion of a joint venture or other corporate transaction, and personal performance objectives established for an individual Participant or group of Participants.

The target levels with respect to these performance measures may be expressed on an absolute basis or relative to an index, budget or other standard specified by the Board. The degree of attainment of performance measures will be calculated in accordance with the Corporation’s financial statements, generally accepted accounting principles, if applicable, or other methodology established by the Board, but prior to the accrual or payment of any Performance Award for the same performance period, and, according to criteria established by the Board, excluding the effect (whether positive or negative) of changes in accounting standards or any unusual or infrequently occurring event or transaction occurring after the establishment of the performance goals applicable to a Performance Award.

Following completion of the applicable performance period, the Board will determine the extent to which the applicable performance goals have been attained and the resulting value to be paid to the Participant. The Board may make positive or negative adjustments to Performance Award payments to reflect an individual’s job performance or other factors determined by the Board. In its discretion, the Board may provide for a Participant awarded Performance Shares to receive dividend equivalent rights with respect to cash dividends paid on the Common Shares to the extent that the Performance Shares become vested. The Board may provide for Performance Award payments in lump sums or installments.

Unless otherwise provided by the Board, if a Participant’s service terminates due to the Participant’s death or disability prior to completion of the applicable performance period, the final award value will be made no later than the earlier of (i) ten (10) business days after the end of the performance period, and (ii) the date which is twelve (12) months following the date of termination, on the basis of the performance goals attained during the entire performance period but will be prorated for the number of days of the Participant’s service during the performance period. The Board may provide similar treatment for a Participant whose service is involuntarily terminated. If a Participant’s service terminates prior to completion of the applicable performance period for any other reason, the 2024 Equity Incentive Plan provides that the Performance Award will be forfeited. No Performance Award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

Cash-Based Awards and Other Share-Based Awards

The Board may grant Cash-Based Awards or other share-based Awards in such amounts and subject to such terms and conditions as the Board determines. Cash-Based Awards will specify a monetary payment or range of payments, while other share-based Awards will specify a number of shares or units based on shares or other equity-related Awards. Such Awards may be subject to vesting conditions based on continued performance of service or subject to the attainment of one or more performance goals similar to those described above in connection with performance awards. Settlement of Awards may be in cash or Common Shares, as determined by the Board. A Participant will have no voting rights with respect to any such Award unless and until shares are issued pursuant to the Award, and in any case not within the first twelve (12) months following the grant date. The Board may grant dividend equivalent rights with respect to other share-based Awards that will be subject to the same vesting conditions and settlement terms as the original Award. The effect on such Awards of the Participant’s termination of service will be determined by the Board and set forth in the Participant’s Award agreement.

Shareholder Approval

The 2024 Equity Incentive Plan is authorized by the Board to be effective on the Effective Date, subject to the approval of the shareholders at the Meeting. The 2024 Equity Incentive Plan will continue until the earlier of termination by the Board or 10 years from the Effective Date. The 2024 Equity Incentive Plan is also subject to approval by the Exchange.

Accordingly, at the Meeting, shareholders are being asked to consider and, if thought advisable, approve an ordinary resolution in the following form:

“WHEREAS:

(1)	the board of directors of the Corporation approved on February 14, 2024 the adoption of the 2024 Equity incentive plan of the Corporation (the “2024 Equity Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Corporation and its subsidiaries;

(2)	there will be a maximum of 8,420,494 Common Shares reserved for issuance under the 2024 Equity Incentive Plan, together with any other security based compensation arrangements adopted by the Corporation;

BE IT RESOLVED THAT:

(1)	the 2024 Equity Incentive Plan, substantially in the form attached at Schedule “A” to the Information Circular of the Corporation dated February X, 2024, be and the same is hereby ratified, confirmed and approved;

(2)	the form of the 2024 Equity Incentive Plan may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Corporation;

(3)	the shareholders of the Corporation hereby expressly authorize the board of directors of the Corporation, in its discretion, to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

(4)	any one director or officer of the Corporation be and is hereby authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution.”

In order to be passed, the above ordinary resolution must be approved by a majority of the aggregate votes cast by the  holders of Common Shares at the Meeting. Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the approval of the 2024 Equity Incentive Plan. The directors of the Corporation recommend that shareholders vote in favour of the approval of the 2024 Equity Incentive Plan. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

11.	CORPORATE GOVERNANCE DISCLOSURE

Set forth below is a description of the Corporation’s current corporate governance practices, as prescribed by Form 58-101F1, which is attached to National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”):

Board of Directors

The directors have determined that Mark Greenberg, Kevin Carter and Brian Wessel, current and prospective members of the Board, are independent as such term is defined in NI 58-101, and that Gregory Crawford (President and Chief Executive Officer), a current and prospective member of the Board, is the Chairman of the Board and not independent as such term is defined in NI 58-101, as he is an executive officer (as such term is defined in NI 51-102) of the Corporation. The Board has traditionally been comprised of only three or four members, accordingly, other than meetings held quarterly related to the approval and filing of quarterly and annual financial statements, the Board and the independent directors engage on a regular basis on a more informal basis.

Directorships

No directors and prospective directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent).

Meeting Attendance

The following table summarizes for each of the directors the number of Board and Board committee meetings they attended for the fiscal year ended September 30, 2023.

Director	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings
Gregory Crawford	6/6	n/a	n/a
Mark Greenberg	6/6	4/4	3/3
Kevin Carter	5/6	2/4	3/3
Brian Wessel	6/6	4/4	3/3

Board Mandate

Due to the relative small size of the Board (currently only four members and traditionally only three), the Board has not adopted a written mandate and is able to stay in close contact with each other and management of the Corporation to ensure they are kept abreast of transactions and material events to provide the necessary guidance and approvals. The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation and to act with a view towards the best interests of the Corporation. The Board delegates day-to-day management of the Corporation to executive officers, relying on them to keep it apprised of all significant developments affecting the Corporation. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters: the strategic planning process of the Corporation; identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; and the integrity of the Corporation’s internal control and management information systems. The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees.

Position Descriptions

The Corporation has not formally developed a position description for the Chief Executive Officer, Chairman of the Board or the Chairman of each Board committee. The Board is satisfied that each of the Chief Executive Officer, Chairman of the Board or the Chairman of each Board committee are fully aware of their responsibilities and those matters which are within their mandates. Members of the Board meet regularly with the Chief Executive Officer to discuss the activities of the Corporation, the direction of the Corporation and role and responsibilities of the Chief Executive Officer. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

Orientation and Continuing Education

While the Corporation does not currently have a formal orientation and education program for new members of the Board, the Corporation provides such orientation and education on an ad hoc and informal basis.

Ethical Business Conduct

The Corporation has adopted a written Code of Business Conduct and Ethics (the “Code”) that is applicable to all employees, contractors, consultants, officers and directors of the Corporation. The Code contains general guidelines for conducting the business of the Corporation, consistent with high standards of business ethics. All departures from, all amendments to the Code, and all waivers of the Code with respect to any of the senior officers covered by it, which waiver may be made only by the Board in respect of senior officers, will be disclosed as required. The Code has been filed under the Corporation’s profile on SEDAR+ www.sedarplus.com and is available on the Corporation’s website at https://quipthomemedical.com/corporate-ethics-policy/.

The Code is designed to promote:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

●	avoidance of conflicts of interest with the interests of the Corporation;

●	confidentiality of corporate information;

●	protection and proper use of corporate opportunities;

●	compliance with applicable governmental laws, rules and regulations, including insider trading laws;

●	the prompt internal reporting of any violations of the Code to an appropriate person or person identified in the Code; and

●	accountability for adherence to the Code

The Code sets the minimum standards expected to be met or exceed in all business and dealings of the Corporation, and provides guidelines to help address new situations. The directors maintain that the Corporation must conduct and be seen to conduct its business dealings in accordance with all applicable laws and the highest ethical standards. The Corporation’s reputation for honesty and integrity amongst its Shareholders and other stakeholders is key to the success of its business. No employee or director will be permitted to achieve results through violation of laws or regulations, or through unscrupulous dealings.

The Code includes a “whistleblowing” provision establishing a procedure for the Corporation to receive confidential and anonymous concerns and/or complaints regarding a reportable behaviour, as well as procedures to investigate, escalate, report and address allegations of reportable behaviour received by the Corporation.

Any director with a conflict of interest or who is capable of being perceived as being in conflict of interest with respect to the Corporation must abstain from discussion and voting by the Board or any committee of the Board on any motion to recommend or approve the relevant agreement or transaction. The Board must comply with conflict of interest provisions of the BCBCA.

Nomination of Directors

Both the directors and management are responsible for selecting nominees for election to the Board. At present, there is no formal process established to identify new candidates for nomination. The Board and management determine the requirements for skills and experience needed on the Board from time to time. The present Board and management expect that new nominees have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, support for the Corporation’s business objectives and a willingness to serve.

Compensation

On October 31, 2022, the Board established a compensation committee (the “Compensation Committee”). The purpose of the Compensation Committee is to assist the Board in monitoring, reviewing and approving compensation policies and practices of the Corporation and administering the Corporation’s security compensation plans. At present, the Compensation Committee is comprised of three (3) directors, Mark Greenberg (Chair), Brian Wessel and Kevin Carter. Each member of the Compensation Committee is independent, as such term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) and in the BCBCA.

For fiscal year ended September 30, 2023, the Compensation Committee carried out the evaluation of the Chief Executive Officer and developed the appropriate compensation policies for both the employees of the Corporation and the directors of the Corporation. To determine appropriate compensation levels, the directors reviewed compensation paid for directors and Chief Executive Officers of companies of similar size and stage of development in the healthcare industry and determined an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Corporation. In setting compensation levels, the Compensation Committee reviews the performance of the Chief Executive Officer in light of the Corporation’s objectives and considers other factors that may have impacted the success of the Corporation in achieving its objectives. The Compensation Committee may engage independent compensation advice in order to fulfill their mandate.

Other Board Committees

The Board has no committees other than the Audit Committee and the Compensation Committee.

Assessments

The directors believe that nomination to the Corporation’s board of directors is not open ended and that directorships should be reviewed carefully for alignment with the strategic needs of the Corporation. To this extent, the directors constantly review (i) individual director performance and the performance of the Board as a whole, including processes and effectiveness; and (ii) the performance of the Chairman, if any, of the Board.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation does not have a retirement policy and does not discriminate based on age. Similarly, the Board has not adopted a term limit for directors or established a formal process for the renewal of Board membership. The Board is of the view that the imposition of arbitrary director term limits may diminish the benefits derived from continuity amongst members and their familiarity with the Corporation and the industry in which it operates, and could unnecessarily expose the Corporation to losing experienced and valuable talent. The Board’s renewal process is built around the concept of performance management.

Diversity

Board Diversity Matrix

The table below reports self-identified diversity statistics for the Board as required by NASDAQ Rule 5606:

Country of Principal Executive Offices: United States

Foreign Private Issuer: Yes

Disclosure Prohibited Under Home Country Law: No

Total Number of Directors: 4

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	-	4	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

Under Rule 5606(f)(2) and Rule 5606(f)(6) of the Nasdaq Listing Rules, the Corporation is required to have, or disclose why it does not have, at least one “diverse” (as such term is defined in Rule 5606(f)(3)(B) of the Nasdaq Listing Rules) director by December 31, 2023, and then annually. As of the date hereof, the Corporation did not have at least one diverse director because the Corporation has not yet identified a suitable candidate.

Policies Regarding Representation of Women

The Corporation does not have a formal policy with respect to the representation of women on the Board. The Board is mindful of the benefit of diversity on the Board and regards involvement of women and their experience and input as constructive to the Board’s decision-making process. Establishing and implementing a policy regarding female representation on the Board will be an element that the Corporation will take into consideration going forward. As at the date hereof and during the year ended September 30, 2023, none of the Board members are or were women. The Board is committed to increasing that level as board turnover occurs from time to time taking into account the skills, background, experience and knowledge desired at a particular time by the Board and its committees.

In general, the Board aspires to continuously improving the diversity of the Board and the Corporation’s management team. While the Board has not adopted any formal diversity policies and makes executive officer appointment decisions based on merit, the Board believes that diversity (including, but not limited to, gender) is important to ensure that the profiles of directors and members of the Corporation’s executive management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Corporation believes that diversity is an important attribute of a well-functioning Board and an efficient team of executive officers. The Corporation recognizes that gender diversity is a significant aspect of diversity and believes women play an important leadership role in executing on the Corporation’s strategy, and this belief forms an important part of the focus of management in the appointment and recruitment of officers and the Board in the search and selection of nominee directors.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Board will have the responsibility to take gender into consideration as part of its overall recruitment and selection process in respect of the Board. Accordingly, when searching for new directors, the Board will consider the level of women representation on the Board and, where appropriate, will recruit qualified women candidates as part of the Corporation’s overall recruitment and selection process to fill Board positions, as the need arises, through vacancies, growth or otherwise.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation will consider and be sensitive to the representation of women when making executive officer appointments. However, considering the relatively small number of positions in question, the Corporation refrains from setting targets for the representation of women among its executive officers. It is important that each individual appointed as an executive officer be considered on the individual’s merits and on the needs of the Corporation at the relevant time. Targets based on specific criteria could limit the Corporation’s ability to appoint the individual who is the best qualified for the position. As of September 30, 2023, there were no women occupying an executive officer position with the Corporation. The Corporation remains committed to monitoring the gender diversity of its executive officers going forward.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a measurable objective for achieving gender diversity on the Board or in executive officer positions. The Corporation will consider establishing measurable objectives and targets as it further develops.

12.	AUDIT COMMITTEE

At present, the Corporation’s Audit Committee is comprised of three (3) directors, Brian Wessel (Chair), Mark Greenberg and Kevin Carter. Each member of the audit committee is independent, as such term is defined in NI 52-110 and in the BCBCA, financially literate, as such term is defined in NI 52-110, as they have an understanding of the accounting principles used to prepare the Corporation’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

For additional information regarding the Corporation’s Audit Committee, including the full text of the Audit Committee’s charter, and information concerning the relevant education and experience of the Audit Committee members, please refer to the section entitled “Audit Committee Information” in the Corporation’s annual information form dated December 21, 2023 in respect of its financial year ended September 30, 2023, a copy of which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.com.

13.	EXECUTIVE COMPENSATION

Securities legislation requires the disclosure of the compensation received by each “Named Executive Officer” (“Named Executive Officer”) of the Corporation for the most recently completed financial year. “Named Executive Officer” is defined by the legislation to mean: (i) the Chief Executive Officer of the Corporation; (ii) the Chief Financial Officer of the Corporation; (iii) each of the Corporation’s three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 for that financial year; and (iv) each individual who would be a “Named Executive Officer” under paragraph (iii) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Compensation Discussion and Analysis

During the financial year ended September 30, 2023, the Corporation’s executive compensation program was administered by the Compensation Committee. The Corporation’s executive compensation program has the objective of attracting and retaining a qualified and cohesive group of executives, motivating team performance and the aligning of the interests of executives with the interests of the Corporation’s shareholders through a package of compensation that is simple and easy to understand and implement. Compensation under the program was designed to achieve both current and longer-term goals of the Corporation and to optimize returns to shareholders. In addition, in order to further align the interests of executives with the interests of the Corporation’s shareholders, the Corporation has implemented share ownership incentives through its equity compensation plans, including the 2021 Equity Incentive Plan, as proposed to be replaced by the 2024 Equity Incentive Plan (each individually or in the aggregate, the “Omnibus Plan”). The Corporation’s overall compensation objectives are in line with its peer group of healthcare companies with opportunities to participate in equity.

The main components of the Corporation’s compensation program is as follows: (i) base salary (fixed cash amount), (ii) short-term performance incentives (variable cash bonuses), and (iii) a broad range of long-term “at risk” equity-based incentives under the Omnibus Plan.

In determining the total compensation of any member of senior management, during the financial year ended September 30, 2023, the Board considered all elements of compensation in total rather than one element in isolation. The Board also examined the competitive positioning of total compensation and the mix of fixed, incentive and share-based compensation.

Base Salary

During the financial year ended September 30, 2023, the base salary for each executive officer was reviewed and established near the end of the fiscal year. Base salaries were established taking into consideration the executive officer’s personal performance and seniority, comparability within industry norms, and contribution to the Corporation’s growth and profitability. Management of the Corporation believes that a competitive base salary is an imperative element of any compensation program that is designed to attract talented and experienced executives.

Bonus Framework

During the financial year ended September 30, 2023, at the discretion of the Compensation Committee, executives were provided with annual cash incentive bonuses based on annual financial performance and, at its discretion, the achievement of other financial and non-financial goals.

Compensation Committee

On October 31, 2022, the Board established the Compensation Committee and the Compensation Committee adopted a written charter for the Compensation Committee setting out its responsibilities for compensation matters, including:

▪	reviewing and making recommendations to the Board with respect to the overall compensation strategy and policies for directors, officers and employees of the Corporation, including executive officer and management compensation criteria, corporate and personal goals and objectives;

▪	reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommending to the Board the compensation level of the Chief Executive Officer based on this evaluation;

▪	reviewing and making recommendations to the Board with respect to the compensation of the Chairman of the Board;

▪	reviewing and making recommendations to the Board with respect to the annual compensation of all other executive officers and directors of the Corporation;

▪	reviewing and making recommendations to the Board, as appropriate, in connection with the Corporation’s succession planning with respect to the Chief Executive Officer and other senior executive officers;

▪	administering the Corporation’s equity incentive plan, and any other security based compensation plan that may be in effect from time to time, in accordance with the terms of such plans;

▪	making recommendations to the Board with respect to the Corporation’s incentive compensation and equity-based plans that are subject to Board approval;

▪	reviewing and approving the annual public disclosure in the information circular relating to executive compensation of the Corporation;

▪	reviewing and making recommendations regarding the form of annual evaluation of the Chief Executive Officer questionnaire; and

▪	reviewing the results of the annual evaluation of the Chief Executive Officer.

Group Benefits

The Corporation offers a group benefits plan, which includes medical benefits and a matching (up to 4%) 401K plan. The benefits plan is available to all full-time employees who choose to enroll, including officers of the Corporation.

Perquisites and Personal Benefits

While the Corporation reimburses its Named Executive Officers for expenses incurred in the course of performing their duties as executive officers of the Corporation, the Corporation did not provide any compensation that would be considered a perquisite or personal benefit to its Named Executive Officers, other than car allowances as disclosed below.

Performance Graph

The following graph compares the total cumulative return on funds invested in Common Shares, compared to the total cumulative return of the Standard and Poor’s TSX Composite Total Return Index for the period from September 30, 2019 to September 30, 2023 (expressed in Canadian dollars based on closing prices for the Common Shares on the TSX):

	Sep 30, 2019	Sep 30, 2020	Sep 30, 2021	Sep 30, 2022	Sep 30, 2023
Quipt Home Medical Corp.	$100.00	$154.12	$232.94	$167.65	$204.41
S&P/TSX Venture Composite Index	$100.00	$96.78	$120.48	$110.72	$117.30

Over this period, the Corporation’s share price increased by 104.4% and has significantly outperformed the S&P/TSX Composite Index which increased by 17.3%. As shown in the summary compensation table, total compensation increased in 2023 as compared to 2022, given the share-based awards that were granted and an increase in base salary. In addition, total compensation received by the Named Executive Officers (as defined below) is greater than what they received in 2019, given an increase in base salary and the return to the Corporation's shareholders, which included a more than double return from 2019 to 2023. The Board considers the Corporation’s performance (including share price) in its compensation decision-making. Based on the growth and results of the Corporation over this period and the return to the Corporation's shareholders, the Board believes there is alignment between the compensation of the Named Executive Officers and the return to the Corporation's shareholders. In 2022, the Named Executive Officers did not receive any new grants of Awards, whereas, in 2023 approximately 53% of the aggregate target total direct compensation of the Named Executive Officers was security-based compensation (i.e., the grant date fair value of RSUs and options), in the medium to long-term. Accordingly, the realized compensation of the Named Executive Officers will continue to be directly and meaningfully impacted by the market value of the Common Shares.

Share-Based and Option-Based Awards

An important part of the Corporation’s compensation program is to offer the opportunity and incentive for executives and staff to own shares of the Corporation. The directors of the Corporation believe that ownership of its shares will align the interests of executives and future staff with the interests of the Corporation’s shareholders. Management believes that the use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Corporation to offer lower base salaries, thereby lowering its fixed cash compensation costs. With a view to extending the cash resources that the Corporation has available, it is important for the Corporation to be prudent in the management of its fixed cash expenses across all areas of operations, including in the area of employee compensation.

Security-based and option-based awards are not granted on a regular schedule but rather as the compensation is reviewed by the directors of the Corporation from time to time. When reviewing awards, consideration is given to the total compensation package of the executives and staff and a weighting of appropriate incentives groupings at the senior, mid and junior levels of the staff including past grants. At the time of any award, consideration is also be given to the available pool remaining for new positions being contemplated by the Corporation.

Awards are currently granted under the 2021 Equity Incentive Plan. A detailed description and copy of the 2021 Equity Incentive Plan is included in the Corporation’s management information circular dated March 25, 2021 available under the Corporation’s profile on SEDAR+ at www.sedarplus.com.

At the Meeting, shareholders are being asked to approve the 2024 Equity Incentive Plan. See “Item 8 – Business of the Meeting – 2024 Equity Incentive Plan”.

Summary Compensation Table for Named Executive Officers

The following table sets forth information concerning the total compensation paid in the financial years ended September 30, 2023, 2023 and 2021 to those persons who were Named Executive Officers of the Corporation for the financial year ended September 30, 2023 (expressed in U.S. dollars):

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option- based Awards(2) ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)
Gregory Crawford	2023	596,540	976,701	N/A	N/A	N/A	N/A	304,806	(5)	1,878,047
Chief Executive Officer	2022	557,510	N/A	N/A	N/A	N/A	N/A	285,431	(3)	842,940
	2021	513,462	2,362,863	367,333	N/A	N/A	N/A	440,501	(4)	3,684,159
Hardik Mehta	2023	505,630	950,999	N/A	N/A	N/A	N/A	255,857	(5)	1,711,487
Chief Financial	2022	472,556	N/A	N/A	N/A	N/A	N/A	239,282	(3)	711,838
Officer	2021	435,192	1,946,866	293,867	N/A	N/A	N/A	376,186	(4)	3,052,111

Notes:

(1)	Calculated based on the number of RSUs granted multiplied by the closing price of the Common Shares on the TSXV for 2021 and on the TSX for 2023 on the grant date and converted to USD based on the Bank of Canada daily exchange rate as of the last business day of the fiscal year of the grant.

(2)	For 2021, calculated at the date of the grant using the black-scholes options pricing model with the following assumptions: risk free interest rates of 1.63%; dividend yield of nil; expected stock price volatility of 55.08%; option life of 10 years, and converted to USD based on the Bank of Canada daily exchange rate as of September 29, 2021.

(3)	Included in other compensation is a bonus paid during the financial year ended September 30, 2022 to Mr. Crawford ($262,500) and Mr. Mehta ($222,500) for contributions in the financial year ended September 30, 2021.

(4)	Included in other compensation is a bonus paid during the financial year ended September 30, 2021 to Mr. Crawford ($425,000) and Mr. Mehta ($360,000) for contributions in the financial years ended September 30, 2020 and 2019.

(5)	Included in other compensation is a bonus paid during the financial year ended September 30, 2023 to Mr. Crawford ($280,875) and Mr. Mehta ($238,075) for contributions in the financial year ended September 30, 2022.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for the Named Executive Officers as of September 30, 2023 (expressed in Canadian dollars):

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested(2) ($)
Gregory Crawford	581,000	1.50	April 9, 2028	3,166,450	142,500	990,375
	75,000	8.48	May 20, 2031
Hardik Mehta	518,500	1.50	April 9, 2028	2,825,825	138,750	964,313
	60,000	8.48	May 20, 2031

Notes:

(1)	Aggregate value is calculated based on the difference between the exercise price of the options and the last closing price of the Common Shares on the TSX on September 29, 2023, namely $6.95.

(2)	Aggregate value is calculated based on the last closing price of the Common Shares on the TSX on September 29, 2023, namely $6.95.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for the Named Executive Officers during the year ended September 30, 2023 (expressed in Canadian dollars):

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Gregory Crawford	Nil	1,391,014	Nil
Hardik Mehta	Nil	1,200,730	Nil

Notes:

(1)	Aggregate value is calculated based on the difference between the exercise price of the options and the closing price of the Common Shares on the TSX on the date they vest.

(2)	Aggregate value is calculated based on the closing price of the Common Shares on the TSX on the date the awards vest.

Pension Plan Benefits

The Corporation has not implemented a pension plan.

Termination and Change of Control Benefits

Except as set forth below, as at the end of the Corporation’s most recently completed financial year (September 30, 2023) the Corporation had not entered into any contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, pursuant to retirement, a change in control of the Corporation or a change in Named Executive Officer’s responsibilities.

Each of Greg Crawford, the Chief Executive Officer of the Corporation, and Hardik Mehta, the Chief Financial Officer of the Corporation, are party to respective employment agreements (each, an “Employment Agreement”) with PHM Services, Inc. (“PHM Services”), a wholly owned subsidiary of the Corporation, pursuant to which PHM Services agreed to employ each of the respective executives for an initial period of three years (the “Initial Term”) commencing November 1, 2020 (the “Commencement Date”). Each Employment Agreement shall renew automatically for additional one-year terms (each, a “Renewal Term” and, together with the Initial Term, the “Term”) upon the expiration of the Initial Term and/or Renewal Term, as applicable thereafter, unless earlier terminated in accordance with its terms. The initial base salary of each of Mr. Crawford and Mr. Mehta under their respective Employment Agreements are $525,000 and $445,000, respectively, during the first year of the Term and are subject to an increase of 7% on each anniversary of the Commencement Date.

Each Employment Agreement provides that in the event that PHM Services terminates such Employment Agreement “Without Cause” (as such term is defined in the respective Employment Agreements) then PHM Services shall pay to the applicable executive any compensation that was earned but not paid through the termination date, a monetary amount equal to the value of any accrued, but unused, vacation vested and any reimbursable expenses incurred by the executive but un-reimbursed on the termination date (collectively, the “Final Compensation”) together with a severance payment equal to the applicable executive’s base salary for the remaining period of the Term, less applicable deductions and withholdings (the “Severance Payment”) upon the executive’s execution and delivery of a full release from liability to PHM Services; provided however, in the event of termination within one-year following a “Change of Control” (as such term is defined in the respective Employment Agreements), the Severance Payment shall equal the greater of (i) the executive’s base salary for the remaining Term or (ii) the executive’s then current base salary multiplied by two. If an executive terminates his Employment Agreement during the Term with “Good Reason” (as such term is defined in the respective Employment Agreements) at any time and, in such case, will be entitled to receive the Final Compensation as well as the Severance Payment upon the executive’s execution and delivery of a release. In addition, if an Employment Agreement is terminated by PHM Services as a result of the executive’s death or disability or “For Cause” (as such term is defined in the respective Employment Agreements) or by the executive without “Good Reason”, PHM Services shall have no further obligations to the executive other than the obligation to pay the Final Compensation.

Each of the 2021 Equity Compensation Plan and the 2024 Equity Compensation Plan provide that, subject to the limitations of appliable law, including the restrictions of Section 409A of the United States Internal Revenue Code, the Board may provide for the acceleration of vesting or settlement of any or all outstanding Awards upon such terms and to such extent as it determines, including upon a change in control and any termination of the service of any participant (including a Named Executive Officer) prior to, upon, or following any such change in control, and to such extent as the Board may determine. In addition, the Omnibus Plan provides the Board with discretion, subject to the provisions thereof, to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following the termination of service of a participant (including a Named Executive Officer) with the Corporation.

Risk of Compensation Practices and Disclosure

The directors of the Corporation have not proceeded to a formal evaluation of the implications of the risks associated with the Corporation’s compensation policies and practices. Risk management is a consideration of the directors when implementing its compensation program, and the directors of the Corporation do not believe that the Corporation’s compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation.

Hedging Policy

The Corporation does not have a formal written policy restricting the Named Executive Officers or the directors of the Corporation from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officers or directors of the Corporation, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds.

Director Compensation

During the financial year ended September 30, 2023, the compensation of the directors of the Corporation was determined by the Compensation Committee. Gregory Crawford is also an officer and employee of the Corporation and receives no additional remuneration for serving as a director (including in his role, if applicable, serving as the Chair of the Board, or as the Chair or a member of a Board committee).

Director Compensation Table for Directors (other than the Named Executive Officers)

The following table sets forth all compensation provided to person who was a director of the Corporation during the financial year ended September 30, 2023 (other than a director who is a Named Executive Officer, whose disclosure with respect to compensation is set out above) for the financial year ended September 30, 2023 (expressed in United States dollars):

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Mark Greenberg	150,000	950,999	N/A	N/A	N/A	Nil	1,010,999
Kevin Carter	40,000	436,945	N/A	N/A	N/A	Nil	476,945
Brian Wessel	80,000	580,880	N/A	N/A	N/A	Nil	660,880

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each person who was a director of the Corporation during the financial year ended September 30, 2023 (other than a director who is a Named Executive Officer, whose disclosure with respect to incentive plan awards is set out above) as of September 30, 2023 (expressed in Canadian dollars):

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)
Mark Greenberg	428,750	1.50	April 9, 2028	2,336,688	138,750	964,313
	60,000	8.48	May 20, 2031
Kevin Carter	50,000	6.16	December 7, 2025	39,500	63,750	443,063
	5,625	8.48	May 20, 2031
Brian Wessel	75,000	6.75	February 2, 2032	15,000	84,750	589,013

Notes:

(1)	Aggregate value is calculated based on the difference between the exercise price of the options and the last closing price of the Common Shares on the TSX on September 29, 2023, namely $6.95.

(2)	Aggregate value is calculated based on the last closing price of the Common Shares on the TSX on September 29, 2023, namely $6.95.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned by any person who was a director of the Corporation during the financial year ended September 30, 2023 (other than a director who is a Named Executive Officer, whose disclosure with respect to incentive plan awards is set out above) during the year ended September 30, 2023:

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Mark Greenberg	N/A	726,006	N/A
Kevin Carter	19,625	167,818	N/A
Brian Wessel	1,125	210,321	N/A

Notes:

(1)	Aggregate value is calculated based on the difference between the exercise price of the options and the closing price of the Common Shares on the TSX on the date they vest.

(2)	Aggregate value is calculated based on the closing price of the Common Shares on the TSX on the date the awards vest.

14.	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of September 30, 2023 regarding the number of Common Shares to be issued pursuant to equity compensation plans of the Corporation and the weighted-average exercise price of said securities:

sePlan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders: - Options - Restricted Stock Units	3,955,812 1,034,438	4.49 N/A	422,004
Equity compensation plans not approved by securityholders	-	-	-
Total	4,990,250	4.49	422,004

The securities referred to in the table above were granted under the 2021 Equity Compensation Plan or the 2019 Option Plan, as applicable.

Burn Rate of Awards

The Corporation's annual burn rate, as described in Section 613(d) of the TSX Company Manual, under the 2021 Equity Compensation Plan is as follows:

Security-Based Compensation Arrangement	Fiscal 2021 (%)	Fiscal 2022 (%)	Fiscal 2023 (%)
2021 Equity Incentive Plan	8%	1%	3%

The burn rate is calculated as a percentage, being the number of securities granted under a specific arrangement during the applicable fiscal year, divided by the weighted average number of securities outstanding for the applicable fiscal year. The burn rates are subject to change from time to time, based on the number of Awards granted and the total number of Common Shares issued and outstanding.

15.	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, the proposed nominees for election as director, the executive officers of the Corporation, or any of their respective associates or affiliates is or has been, during the year ended September 30, 2023, indebted to the Corporation or any of its subsidiaries in respect of loans, advances or guarantees of indebtedness.

16.	DIRECTOR AND OFFICER INSURANCE

The Corporation maintains an executive and organization liability insurance policy that covers directors and officers for costs incurred to defend and settle claims against directors and officers of the Corporation to an annual limit of US$20,000,000 with retention of US$2,500,000 on securities and oppressive conduct claims and US$2,500,000 through May 27, 2023, and a retention of US$2,000,000 after May 27, 2023.. The cost of coverage for 2023 was approximately US$915,000. Directors and officers do not pay any portion of the premiums and no indemnity claims were made or became payable during the year ended September 30, 2023.

17.	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein and below, none of the informed persons (as such term is defined in NI 51-102) of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction of the Corporation since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

The Corporation (through an indirect wholly owned subsidiary) has six market rate leases for office, warehouse, and retail space with a rental company owned and controlled by Gregory Crawford, the President and Chief Executive Officer of the Corporation, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases were approximately US$65,000 per month, plus taxes, utilities, and maintenance, during the financial year ended September 30, 2023. Five of the leases terms ended and accordingly, in December 2022, the indirect wholly-owned subsidiary of the Corporation entered into five separate seven-year lease agreements with Mr. Crawford renewing five of the leases. Subsequent to the year ended September 30, 2022, the lease payments are approximately US$66,000 per month, plus taxes, utilities, and maintenance.

18.	MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Corporation.

19.	PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other than the foregoing, management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

20.	ADDITIONAL INFORMATION

Additional information relating to the Corporation, including copies of the Corporation's financial statements and Management's Discussion and Analysis is available on SEDAR+ at www.sedarplus.com, copies of which may be obtained from the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

21.	CURRENCY

Unless otherwise specified, all dollar amounts in this Circular, including the symbol “$”, are expressed in Canadian dollars.

DATED this 14th day of February, 2024.

BY ORDER OF THE BOARD

(signed) “Gregory Crawford”

Chairman of the Board of Directors

SCHEDULE “A”

2024 EQUITY INCENTIVE PLAN

See attached.

QUIPT HOME MEDICAL CORP.
2024 EQUITY INCENTIVE PLAN

1.            ESTABLISHMENT, PURPOSE AND TERM OF PLAN.

1.1            Establishment. The Quipt Home Medical Corp. 2024 Equity Incentive Plan (the “Plan”) is hereby established effective as of [●], 2024, the date of the approval of the Plan by the Company’s shareholders (the “Effective Date”).

1.2            Purpose. The purpose of the Plan is to advance the interests of the Participating Company Group and its shareholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Restricted Share Awards, Restricted Share Bonuses, Restricted Share Units, Performance Shares, Performance Units, Cash-Based Awards and Other Share-Based Awards.

1.3            Term of Plan. The Plan shall continue in effect until its termination by the Committee; provided, however, that all Awards shall be granted, if at all, within ten (10) years from the Effective Date.

2.            DEFINITIONS AND CONSTRUCTION.

2.1            Definitions. Whenever used herein, the following terms shall have their respective meanings set forth below:

(a)          “Affiliate” means (i) a parent entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) a subsidiary entity, other than a Subsidiary Corporation, that is controlled by the Company directly or indirectly through one or more intermediary entities. For this purpose, the terms “parent,” “subsidiary,” “control” and “controlled by” shall have the meanings assigned to such terms for the purposes of registration of securities on Form S-8 under the Securities Act.

(b)         “Applicable Law” means the laws, rules, regulations and requirements of any country or jurisdiction where Awards are granted or are received under the Plan and the requirements of any stock exchange or quotation system on which the Shares are listed or quoted.

(c)          “Award” means any Option, Stock Appreciation Right, Restricted Share Purchase Right, Restricted Share Bonus, Restricted Share Unit, Performance Share, Performance Unit, Cash-Based Award or Other Share-Based Award granted under the Plan.

(d)          “Award Agreement” means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions and restrictions applicable to an Award.

(e)          “Black-Out Period” means a period of time when pursuant to any policies of the Company, any securities of the  Company may not be traded by certain persons designated by the Company.

(f)          “Board” means the Board of Directors of the Company.

(g)          “Canadian Participant” means a participant in the Plan who is resident in for the purposes of the Tax Act, or is primarily employed in, Canada.

(h)          “Cash-Based Award” means an Award denominated in cash and granted pursuant to Section 11.

(i)           “Cashless Exercise” means a Cashless Exercise as defined in Section 6.3(b)(i).

(j)          “Cause” means any of the following: (i) the Participant’s theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Participating Company documents or records; (ii) the Participant’s material failure to abide by a Participating Company’s code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Participant’s unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of a Participating Company (including, without limitation, the Participant’s improper use or disclosure of a Participating Company’s confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on a Participating Company’s reputation or business; (v) the Participant’s repeated failure to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure; (vi) any material breach by the Participant of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and a Participating Company, which breach is not cured pursuant to the terms of such agreement; or (vii) the Participant’s conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant’s ability to perform his or her duties with a Participating Company.

(k)          “Change in Control” means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between the Participant and a Participating Company applicable to an Award, the occurrence of any one or a combination of the following:

(i)            any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company’s then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (A) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (B) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or (E) any acquisition by an entity owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company;

(ii)            an Ownership Change Event or series of related Ownership Change Events (collectively, a “Transaction”) in which the shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2.1(oo)(iii), the entity to which the assets of the Company were transferred (the “Transferee”), as the case may be;

(iii)            any “person” acquires, directly or indirectly, securities of the Company to which is attached the right to elect the majority of the Directors; or

(iv)            the Company undergoes a liquidation or dissolution;

provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this Section 2.1(k) in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of Incumbent Directors.

For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award held by a U.S. Participant (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Committee shall determine whether multiple events described in subsections (i), (ii) and (iii) of this Section 2.1(k) are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive, provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation..

(l)           “Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable regulations and administrative guidelines promulgated thereunder.

(m)         “Committee” means such committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as shall be specified by the Board. If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(n)          “Common Shares” means the common shares of the Company, as adjusted from time to time in accordance with Section 4.4.

(o)          “Company” means Quipt Home Medical Corp., a corporation duly amalgamated under the laws of the Province of British Columbia, and its Affiliates, if any, and includes any successor or assignee entity or entities into which the Company may be merged, changed, or consolidated; any entity for whose securities the securities of the Company shall be exchanged; and any assignee of or successor to substantially all of the assets of the Company.

(p)          “Consultant” means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on registration on Form S-8 under the Securities Act or an exemption from registration under Rule 701 of the Securities Act.

(q)          “Delayed Payment Date” has the meaning set out in Section 15.4(c).

(r)           “Director” means a member of the Board.

(s)          “Disability” means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between the Participant and a Participating Company applicable to an Award, the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.

(t)          “Dividend Equivalent Right” means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one Common Share for each Common Share represented by an Award held by such Participant.

(u)          “Election” has the meaning set out in Section 15.2.

(v)          “Employee” means any person treated as an employee (including an Officer or a Director who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; provided, however, that neither service as a Director nor payment of a Director’s fee shall be sufficient to constitute employment for purposes of the Plan. The Company shall determine in good faith and in the exercise of its discretion, and in accordance with applicable employment and labour standards legislation, whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be. For purposes of an individual’s rights, if any, under the terms of the Plan as of the time of the Company’s determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual’s status as an Employee.

(w)         “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(x)          “Fair Market Value” means, as of any date, the value of a Common Share or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i)            except as otherwise determined by the Committee or as required with respect to U.S. Participants, if, on such date, the Common Shares are listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a Common Share shall be the closing price of a Common Share as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Common Shares, as reported in such source as the Company deems reliable, or if such exchange is the TSX, the Fair Market Value of a Common Share shall mean the “market price”, as such term is interpreted in accordance with Section 613(h) of the TSX Company Manual. If the relevant date does not fall on a day on which the Common Shares have traded on such securities exchange or quotation system, the date on which the Fair Market Value shall be established shall be the last day on which the Common Shares were so traded or quoted prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii)           notwithstanding the foregoing, with respect to U.S. Participants, the following provisions shall apply and supersede anything to the contrary set forth in subsection (i) above. In all cases the Fair Market Value will be determined in a manner consistent with the Requirements of Section 409A, so that with respect to Options and SARs granted to U.S. Participants, the Committee may, in its discretion, determine the Fair Market Value of a Common Share on the basis of the opening, closing, or average of the high and low sale prices of a Common Share on such date or the preceding trading day, the actual sale price of a Common Share received by a Participant, any other reasonable basis using actual transactions in the Common Shares as reported on a national or regional securities exchange or quotation system, or on any other basis consistent with the requirements of Section 409A. The Committee may also determine the Fair Market Value upon the average selling price of the Common Shares (or the average of such selling prices over the specified period weighted based on the volume of trading of the Common Shares on each trading day during such specified period) during a specified period that is within thirty (30) days before or thirty (30) days after such date, provided that, with respect to the grant of an Option or SAR, the commitment to grant such Award based on such valuation method must be irrevocable before the beginning of the specified period in a manner consistent with the requirements of Section 409A. The Committee may vary its method of determination of the Fair Market Value as provided in this Section for different purposes under the Plan to the extent consistent with the requirements of Section 409A.

(iii)          if, on such date, the Common Shares are not listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a Common Share shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse, and with respect to U.S. Participants in a manner consistent with the requirements of Section 409A.

(y)         “Freestanding SAR” has the meaning set out in Section 7.1.

(z)          “Full Value Award” means any Award settled in Common Shares, other than (i) an Option, (ii) a Stock Appreciation Right, or (iii) a Restricted Share Purchase Right or an Other Share-Based Award under which the Company will receive monetary consideration equal to the Fair Market Value (determined on the effective date of grant) of the shares subject to such Award.

(aa)        “Incentive Stock Option” means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

(bb)       “Incumbent Director” means a Director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of directors of the Company).

(cc)        “Insider” means an Officer, a Director or other person whose transactions in Common Shares are subject to Section 16 of the Exchange Act, or, if applicable, is otherwise a “reporting insider” as such term is defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions.

(dd)       “ISO-Qualifying Corporation” has the meaning set out in Section 5.4(b).

(ee)        “Market Price” has the meaning set out in Part I of the TSX Company Manual.

(ff)         “Net Exercise” means a Net Exercise as defined in Section 6.3(b)(ii).

(gg)       “New Shares” has the meaning set out in Section 4.4.

(hh)       “Nonemployee Director” means a Director who is not an Employee.

(ii)         “Nonemployee Director Award” means any Award granted to a Nonemployee Director.

(jj)          “Nonstatutory Stock Option” means an Option not intended to be (as set forth in the Award Agreement) or which does not qualify as an incentive stock option within the meaning of Section 422(b) of the Code.

(kk)        “Officer” means any person designated by the Board as an officer of the Company.

(ll)          “Option” means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(mm)      “Option Expiration Date” has the meaning set out in Section 6.4(a)(i).

(nn)       “Other Share-Based Award” means an Award denominated in Common Shares and granted pursuant to Section 11.

(oo)       “Ownership Change Event” means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger, consolidation or other business combination transaction in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(pp)       “Parent Corporation” means any present or future “parent corporation” of the Company, as defined in Section 424(e) of the Code.

(qq)       “Participant” means any eligible person, being a bona fide Employee, a Service Provider, a Director or an Officer, who has been granted one or more Awards, as the case may be.

(rr)         “Participating Company” means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(ss)        “Participating Company Group” means, at any point in time, the Company and all other entities collectively which are then Participating Companies.

(tt)         “Performance Award” means an Award of Performance Shares or Performance Units.

(uu)       “Performance Award Formula” means, for any Performance Award, a formula or table established by the Committee pursuant to Section 10.3 which provides the basis for computing the value of a Performance Award at one or more levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(vv)       “Performance Goal” means a performance goal established by the Committee pursuant to Section 10.3.

(ww)     “Performance Measure” has the meaning set out in Section 10.4

(xx)         “Performance Period” means a period established by the Committee pursuant to Section 10.3 at the end of which one or more Performance Goals are to be measured.

(yy)       “Performance Share” means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Share, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(zz)        “Performance Target” has the meaning set out in Section 10.4.

(aaa)      “Performance Unit” means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Unit, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(bbb)     “Predecessor Plans” mean the Company’s 2021 Equity Incentive Plan, established effective as of May 3, 2021, and the Company’s Stock Option Plan, adopted December 15, 2017, as amended.

(ccc)     “Restricted Share Award” means an Award of a Restricted Share Bonus or a Restricted Share Purchase Right.

(ddd)     “Restricted Share Bonus” means Common Shares granted to a Participant pursuant to Section 8.

(eee)      “Restricted Share Purchase Right” means a right to purchase Common Shares granted to a Participant pursuant to Section 8.

(fff)        “Restricted Share Unit” means a right granted to a Participant pursuant to Section 9 to receive on a future date or occurrence of a future event a Common Share or cash in lieu thereof, as determined by the Committee.

(ggg)     “Rule 16b-3” means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(hhh)     “SAR” or “Stock Appreciation Right” means a right granted to a Participant pursuant to Section 7 to receive payment, for each Common Share subject to such Award, of an amount equal to the excess, if any, of the Fair Market Value of a Common Share on the date of exercise of the Award over the exercise price thereof.

(iii)         “Section 409A” means Section 409A of the Code.

(jjj)         “Section 409A Deferred Compensation” means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A.

(kkk)     “Securities Act” means the United States Securities Act of 1933, as amended.

(lll)         “Service” means a Participant’s employment or service with the Participating Company Group, whether as an Employee, a Director or a Service Provider. Unless otherwise provided by the Committee, a Participant’s Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders Service or a change in the Participating Company for which the Participant renders Service, provided that there is no interruption or termination of the Participant’s Service. Furthermore, a Participant’s Service shall not be deemed to have been interrupted or terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company or permitted by applicable legislation. However, unless otherwise provided by the Committee, if any such leave taken by a Participant exceeds three (3) months, then on the first (1st) day following the end of such three-month period the Participant’s Service shall be deemed to have terminated, unless the Participant’s right to return to Service is guaranteed by applicable legislation or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by applicable legislation, an unpaid leave of absence shall not be treated as Service for purposes of determining vesting under the Participant’s Award Agreement. A Participant’s Service shall be deemed to have terminated either upon an actual termination of Service or upon the business entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant’s Service has terminated and the effective date of and reason for such termination.

(mmm)   “Service Provider” has the meaning ascribed to it in section 613(b) of Part VI of TSX Company Manual; provided, however that to the extent an Award is intended to rely upon an exemption from registration available under Rule 701, of the Securities Act or in reliance on registration on Form S-8 under the Securities Act, such Service Provider must be also be a Consultant.

(nnn)     “Share Based Compensation Arrangement” for the purposes of the Plan means any option, share option plan, share incentive plan, employee share purchase plan where the Company provides any financial assistance or matching mechanism, stock appreciation right or any other compensation or incentive mechanism involving the issuance or potential issuance of securities from the Company’s treasury, including a share purchase from treasury which is financially assisted by the Company by way of a loan guarantee or otherwise, but for greater certainty does not involve compensation arrangements which do not involve the issuance or potential issuance of securities from the Company’s treasury;

(ooo)     “Short-Term Deferral Period” has the meaning set out in Section 15.1.

(ppp)     “Subsidiary Corporation” means any present or future “subsidiary corporation” of the Company, as defined in Section 424(f) of the Code or pursuant to the applicable securities laws of Canada.

(qqq)     “Surrender Notice” has the meaning set out in Section 6.3(b)(iii).

(rrr)        “Tandem SAR” has the meaning set out in Section 7.1.

(sss)      “Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as a mended from time to time.

(ttt)        “Tax Firm” has the meaning set out in Section 13.4(b).

(uuu)     “Ten Percent Owner” means a Participant who, at the time an Option is granted to the Participant, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(vvv)     “Trading Compliance Policy” means the written policy of the Company pertaining to the purchase, sale, transfer or other disposition of the Company’s equity securities by Directors, Officers, Employees or other service providers who may possess material, nonpublic information regarding the Company or its securities.

(www)   “TSX” means the Toronto Stock Exchange.

(xxx)       “TSX Company Manual” means the TSX Company Manual published by the TSX setting out the requirements relating to listed companies, as amended and updated.

(yyy)     “U.S. Participant” means a Participant who is subject to United States income taxes.

(zzz)       “Underwater Awards” has the meaning set out in Section 3.5.

(aaaa)    “Vesting Conditions” mean those conditions established in accordance with the Plan or Award Agreement prior to the satisfaction of which an Award or shares subject to an Award remain subject to forfeiture or a repurchase option in favor of the Company exercisable for the Participant’s monetary purchase price, if any, for such shares upon the Participant’s termination of Service or failure of a performance condition to be satisfied.

2.2            Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise. Terms used but not otherwise defined herein shall have the meanings ascribed thereto in the TSX Company Manual.

3.            ADMINISTRATION.

3.1            Administration by the Committee. The Plan shall be administered by the Committee. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

3.2            Authority of Officers. Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the Officer has apparent authority with respect to such matter, right, obligation, determination or election.

3.3            Administration with Respect to Insiders. With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if any, of Rule 16b-3.

3.4            Powers of the Committee. In addition to any other powers set forth in the Plan and subject to the provisions of the Plan and the TSX Company Manual, the Committee shall have the full and final power and authority, in its discretion:

(a)     to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of Common Shares, units or monetary value to be subject to each Award;

(b)     to determine the type of Award granted;

(c)     to determine the Fair Market Value of the Common Shares or other property;

(d)     to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of Common Shares, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Measures, Performance Period, Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of expiration of any Award, (vii) the effect of any Participant’s termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e)     to determine whether an Award will be settled in Common Shares or, if and to the extent permitted by Applicable Law, cash, other property or in any combination thereof, as applicable;

(f)     to approve one or more forms of Award Agreement;

(g)    to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto, subject in all cases to the limitations set out in the TSX Company Manual;

(h)     to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant’s termination of Service;

(i)      to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose residents may be granted Awards, or to comply with the policies of the TSX; and

(j)      to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or Applicable Law.

3.5            Option or SAR Repricing. Without the affirmative vote of disinterested holders of a majority of the Common Shares cast in person or by proxy at a meeting of the shareholders of the Company at which a quorum representing a majority of all outstanding Common Shares are present or represented by proxy, the Committee shall not approve a program providing for either (a) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of a Common Share (“Underwater Awards”) and the grant in substitution therefor of new Options or SARs having a lower exercise price, Full Value Awards or payments in cash, or (b) the amendment of outstanding Underwater Awards to reduce the exercise price thereof. This Section shall not be construed to apply to (i) “issuing or assuming a stock option in a transaction to which Section 424(a) applies,” within the meaning of Section 424 of the Code, (ii) adjustments pursuant to the assumption of or substitution for an Option or SAR in a manner that would comply with Section 409A, or (iii) an adjustment pursuant to Section 4.4.

3.6            Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, to the extent permitted by Applicable Law, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4.            SHARES SUBJECT TO PLAN.

4.1            Maximum Number of Shares Issuable.

(a)     Subject to adjustment as provided in Sections 4.2, 4.3 and 4.4, the maximum aggregate number of Common Shares that may be available and reserved for issuance, at any time, under this Plan shall be equal to 8,420,494 shares, or such other number as may be approved by the shareholders of the Company from time to time, inclusive of Common Shares that may become available for issuance under the Plan pursuant to Section 4.2. For greater certainty and notwithstanding anything else contained herein, the maximum number of Common Shares available and reserved for issuance, at any time, under this Plan, including, without limitation, Common Shares that may be issued under the Plan pursuant to the exercise of Incentive Stock Options as set out in Section 5.4(a) hereof, together with any other Security Based Compensation Arrangement adopted by the Company, including the Predecessor Plans, shall not exceed twenty percent (20%) of the issued and outstanding Common Shares on the date hereof.

(b)     Common Shares in respect of which an Award is granted under this Plan, but not exercised prior to the termination of such Award or not vested or delivered prior to the termination of such Award due to the expiration, termination or lapse of such Award, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Common Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non-assessable Common Shares. Awards that by their terms are to be settled solely in cash shall not be counted against the number of Common Shares available for the issuance of Awards under the Plan. Any Dividend Equivalent Rights awarded in respect of Awards that are satisfied by the issuance of Common Shares shall be counted against the number of Common Shares available for the issuance of Awards under the Plan.

4.2            Adjustment for Unissued or Forfeited Predecessor Plan Shares. The maximum aggregate number of Common Shares that may be issued under the Plan as set forth in Section 4.1 shall include from time to time:

(a)     the aggregate number of Common Shares that remain available for the future grant of awards under the Predecessor Plans immediately prior to their termination as of the Effective Date;

(b)     the number of Common Shares subject to that portion of any option or other award outstanding pursuant to a Predecessor Plan as of the Effective Date which, on or after the Effective Date, expires or is terminated or canceled for any reason without having been exercised or settled in full; and

(c)     the number of Common Shares acquired pursuant to the Predecessor Plans subject to forfeiture or repurchase by the Company for an amount not greater than the Participant’s purchase price which, on or after the Effective Date, are so forfeited or repurchased.

4.3            Share Counting. If an outstanding Award for any reason expires or is terminated, surrendered, repurchased, forfeited, or canceled without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant’s purchase price, the Common Shares allocable to the terminated, surrendered, repurchased, forfeited, portion of such Award or such forfeited or repurchased Common Shares shall again be available for issuance under the Plan. Common Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Common Shares pursuant to the exercise of a SAR, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the SAR is exercised. If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of Common Shares owned by the Participant, or by means of a Cashless Exercise, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the Option is exercised. Shares purchased in the open market with proceeds from the exercise of Options shall not be added to the limit set forth in Section 4.1. Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the exercise or settlement of Options or SARs pursuant to Section 16.2 shall not again be available for issuance under the Plan. Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the vesting or settlement of Full Value Awards pursuant to Section 16.2 shall again become available for issuance under the Plan. Notwithstanding anything herein to the contrary, any Common Shares forfeited, cancelled or otherwise not issued for any reason under the awards of any Predecessor Plan shall be available for grants under this Plan.

4.4            Adjustments for Changes in Capital Structure. Subject to any required action by the shareholders of the Company and the requirements of Applicable Law, including Section 409A and Section 424 of the Code to the extent applicable, in the event of any change in the Common Shares effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the shareholders of the Company in a form other than Common Shares (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of Common Shares, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan and to any outstanding Awards, the Award limits set forth in Section 5.3 and Section 5.4, and in the exercise or purchase price per share under any outstanding Award in order to prevent dilution or enlargement of Participants’ rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as “effected without receipt of consideration by the Company.” If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the “New Shares”), the Committee may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding Awards shall be adjusted in a fair and equitable manner as determined by the Committee, in its discretion. Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent. In no event may the exercise or purchase price, if any, under any Award be decreased to an amount less than the par value, if any, of the shares subject to such Award. The Committee in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Goals, Performance Award Formulas and Performance Periods. The adjustments determined by the Committee pursuant to this Section shall be final, binding and conclusive.

4.5            Assumption or Substitution of Awards. The Committee may, without affecting the number of Common Shares reserved or available hereunder, authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or shares, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Applicable Law, including Section 409A and any other applicable provisions of the Code. In addition, subject to compliance with Applicable Law, and listing requirements, shares available for grant under a shareholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for awards under the Plan to individuals who were not Employees or Directors of the Participating Company Group prior to the transaction and shall not reduce the number of shares otherwise available for issuance under the Plan.

5.            ELIGIBILITY, PARTICIPATION AND AWARD LIMITATIONS.

5.1            Persons Eligible for Awards. Awards may be granted only to Employees, Service Providers, Directors and Officers; provided, however, that no Service Provider engaged in Investor Relations Activities on behalf of the Company which constitute services in connection with the offer or sale of securities in a capital-raising transaction or who directly or indirectly promotes or maintains a market for the Company’s securities shall be eligible to participate in the Plan to the extent that either (a) such Service Provider is a resident of the United States at a time when the Company is relying on an exemption from Securities Act registration pursuant to Rule 701 thereunder with respect to securities issued to such Service Provider pursuant to the Plan or (b) the Company’s Common Shares are listed for trading on the NASDAQ Stock Market and the securities issued to such Service Provider (regardless of residence) pursuant to the Plan are registered on Form S-8 under the Securities Act.

5.2            Participation in the Plan. Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award. For Awards granted or issued to Employees or Service Providers, the Company and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee or Service Provider, as the case may be.

5.3            Voluntary Participation. Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect a Participant’s relationship or employment with the Company. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment or a contract to provide services by the Company to the Participant.

5.4            Award Limitations.

(a)     Maximum Number of Shares Issuable Pursuant to Incentive Stock Options. Subject to adjustment as provided in Section 4.4, the maximum aggregate number of Common Shares that may be issued under the Plan pursuant to the exercise of Incentive Stock Options shall not exceed 8,420,494 shares. The maximum aggregate number of Common Shares that may be issued under the Plan pursuant to all Awards other than Incentive Stock Options shall be the number of shares determined in accordance with Section 4.1, subject to adjustment as provided in Sections 4.2, 4.3 and 4.4.

(b)     Persons Eligible. An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an “ISO-Qualifying Corporation”). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option. In no case may a Canadian Participant be issued Incentive Stock Options.

(c)     Fair Market Value Limitation. To the extent that options designated as Incentive Stock Options (granted under all share plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for shares having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section 5.4(c), options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the shares shall be determined as of the time the option with respect to such shares is granted. If the Code is amended to provide for a limitation different from that set forth in this Section 5.4(c), such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section 5.4(c), the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise of the Option, shares issued pursuant to each such portion shall be separately identified.

(d)     Participation Limits. Subject to adjustment pursuant to Section 4.4 hereof, the aggregate number of Common Shares (i) issued to Insiders under the Plan together with any other Share Based Compensation Arrangement, including the Predecessor Plans, within any 12 month period and (ii) issuable to Insiders at any time under the Plan together with any other Share Based Compensation Arrangement, including the Predecessor Plans, shall in each case not exceed 10% of the total issued and outstanding Common Shares from time to time.

5.5            Nonemployee Director Award Limit. Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (computed as of the date of grant in accordance with generally accepted accounting principles in the United States) of all Awards granted to any Nonemployee Director during any fiscal year of the Company, taken together with any cash compensation paid to such Nonemployee Director during such fiscal year, shall not exceed USD$1,500,000.

5.6            Termination of Service. The provisions applicable in case of termination of the employment of a Participant, including termination due to death, Disability, Cause, or otherwise, howsoever caused, shall be construed and regulated in accordance with the legislation applicable in the province, state or jurisdiction, as applicable, in which the Participant was most recently employed by a Participating Company. Without limitation:

(i)            the Participant’s Service with the Participating Company will include the minimum period of statutory notice of termination (if any) required by applicable employment or labour standards legislation; and

(ii)           for the purposes of determining the Participant’s entitlements to any Award, the date on which the Participant’s Service terminates shall be the latter of (x) the last day on which the Participant performs their duties to the Partici-pating Company and (y) the end of the minimum period of notice (if any) required by applicable employment or labour standards legislation.

For the avoidance of any doubt, the date on which a Participant’s Service terminates shall not be extended by any period of contractual, common law, or civil law notice of termination of employment in respect of which a Participant receives or may receive pay in lieu of notice of termination of employment or damages in lieu of such notice of termination of employment. No participation in the Plan or entitlements thereunder shall be included in any entitlement which a Participant may have to contractual, civil law, or common law pay in lieu of notice of termination of employment or damages in lieu of such notice of termination of employment. A Participant will not earn or be entitled to any pro-rated Award for any portion of time before the date on which the Participant’s right to vest ceases. A Participant shall not be entitled to any right to claim damages under contract, civil law, or common law on account of or related to the loss of an Award beyond the date on which the Participant’s Service terminates.

The provisions of this Section 5.6 shall apply regardless of the reason for termination and even if such termination is found to be invalid, in breach of an obligation owed to the Participant under Applicable Laws, in breach of an agreement between the Participant and the Participating Company, or otherwise. The provisions of this Section 5.6 shall also apply in the event that a Participant asserts that their employment with the Participating Company has been constructively dismissed.

Notwithstanding anything to the contrary contained in this Plan or any Award Agreement, and subject to earlier expiry in accordance with the terms hereof and any Award Agreement, any Award granted or issued to any Participant who is a Director, Officer, Employee or Service Provider will expire no later than the date that is twelve (12) months following the date the Participant ceases to be an eligible Participant under the Plan.

6.            STOCK OPTIONS.

Options shall be evidenced by Award Agreements specifying the number of Common Shares covered thereby, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1            Exercise Price. The exercise price for each Option shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share shall be not less than the Fair Market Value of a Common Share on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a Common Share on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price less than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner that would qualify under the provisions of Section 409A or Section 424(a) of the Code.

6.2            Exercisability and Term of Options. Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; provided, however, that (a) no Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option and (c) no Option granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option (except in the event of such Employee’s death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, each Option shall terminate ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions. Notwithstanding the foregoing, should the expiration date for an Option held by a Canadian Participant fall within a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the 10th business day after the end of the Black-Out Period, such 10th business day to be considered the expiration date for such Option for all purposes under the Plan, provided that the automatic extension of a Participant’s options will not be permitted where the Participant or the Company is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Company’s securities.

6.3            Payment of Exercise Price.

(a)     Forms of Consideration Authorized. Except as otherwise provided below, payment of the exercise price for the number of Common Shares being purchased pursuant to any Option shall be made (i) in cash, by check or in cash equivalent; (ii) if permitted by the Committee and Applicable Law, and subject to the limitations contained in Section 6.3(b), by means of a Cashless Exercise, a Net Exercise, a Surrender, or by such other consideration as may be approved by the Committee from time to time to the extent permitted by Applicable Law, or (iii) by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b)     Limitations on Forms of Consideration.

(i)            Cashless Exercise. A “Cashless Exercise” means the delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the United States Federal Reserve System). The Company reserves, at any and all times, the right, in the Company’s sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

(ii)            Net Exercise. A “Net Exercise” means where an Option is exercised without the Participant making any cash payment, such that the Company will not receive any cash from the exercise of the Option, and instead the Participant receives only the number of underlying Common Shares that is the equal to the quotient obtained by dividing:

A. the product of the number of Options being exercised multiplied by the difference between the Fair Market Value of the underlying Common Shares and the exercise price of the subject Options; by

B.	the Fair Market Value of the Common Listed Shares.

(iii)          Surrender. A Participant may, by surrendering an Option with a properly endorsed notice of Surrender to the Company (a “Surrender Notice”), elect to receive cash calculated using the following formula, subject to acceptance of such Surrender Notice by the Board in its sole discretion, and provided that arrangements satisfactory to the Company have been made to pay any applicable withholding taxes:

X = (Y * (A-B)) / A

Where:

X = the cash payment to be issued or made to the Participant upon exercising such Options; provided that if the foregoing calculation results in a negative number, then no cash payment shall be made;

Y = the number of Common Shares underlying the Options to be surrendered;

A = the Fair Market Value of the Common Shares as at the date of the Surrender Notice; and

B = the exercise price of such Options.

6.4            Effect of Termination of Service.

(a)     Option Exercisability. Subject to earlier termination of the Option as otherwise provided by this Plan and unless otherwise provided by the Committee, an Option shall be exercisable after the Participant’s termination of Service to the extent it is then vested only during the applicable time period determined in accordance with this Section 6.4 and thereafter shall terminate.

(i)            Disability. If the Participant’s Service terminates because of the Disability of the Participant, the Option, to the extent vested, unexercised and exercisable for shares on the date on which the Participant’s Service terminated, may be exercised by the Participant (or the Participant’s guardian or legal representative) at any time prior to the expiration of twelve (12) months (or such other period not less than six (6) months or more than twelve (12) months provided by the Award Agreement) after the date on which the Participant’s Service terminated, but in any event no later than the date of expiration of the Option’s term as set forth in the Award Agreement evidencing such Option (the “Option Expiration Date”).

(ii)           Death. If the Participant’s Service terminates because of the death of the Participant, the Option, to the extent vested, unexercised and exercisable for shares on the date on which the Participant’s Service terminated, may be exercised by the Participant’s legal representative or other person who acquired the right to exercise the Option by reason of the Participant’s death at any time prior to the expiration of twelve (12) months (or such other period not less than six (6) months or more than twelve (12) months provided by the Award Agreement) after the date on which the Participant’s Service terminated, but in any event no later than the Option Expiration Date. The Participant’s Service shall be deemed to have terminated on account of death if the Participant dies within three (3) months (or such longer or shorter period provided by the Award Agreement) after the Participant’s termination of Service.

(iii)          Termination for Cause. Notwithstanding any other provision of the Plan to the contrary, if the Participant’s Service is terminated for Cause or if, following the Participant’s termination of Service and during any period in which the Option otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Option shall terminate in its entirety and cease to be exercisable immediately upon such termination of Service or subsequent act that would constitute Cause.

(iv)         Other Termination of Service. Subject to Section 6.4(a)(iii), if a Participant ceases to be an eligible Participant (other than as provided in section 6.4(a)(i) or (ii), any Options held by the Participant on the date such Participant ceased to be an eligible Participant, which have vested pursuant to this Plan, shall be exercisable only to the extent that the Participant was entitled to exercise the Option at the date such Participant ceased to be an eligible Participant and only for thirty (30) days after the date such Participant ceased to be an  eligible Participant, subject to the Committee’s discretion to extend such period for up to one (1) year, or prior to the Option Expiration Date in respect thereof, whichever is sooner. Notwithstanding the foregoing, the Committee, in its discretion, may resolve that up to all of the Options held by an Participant on the date the Participant ceased to be an eligible Participant which have not yet vested shall vest immediately upon such date.

(b)     Extension if Exercise Prevented by Law. Notwithstanding the foregoing, other than termination of Service for Cause, if the exercise of an Option within the applicable time periods set forth in Section 6.4(a) is prevented by the provisions of Section 14 below, the Option shall remain exercisable until the later of (i) thirty (30) days after the date such exercise first would no longer be prevented by such provisions or (ii) the end of the applicable time period under Section 6.4(a), but in any event no later than the Option Expiration Date.

6.5            Transferability of Options. During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant’s guardian or legal representative. An Option shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution.

7.            STOCK APPRECIATION RIGHTS.

Stock Appreciation Rights shall be evidenced by Award Agreements specifying the number of Common Shares subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1            Types of SARs Authorized. SARs may be granted in tandem with all or any portion of a related Option (a “Tandem SAR”) or may be granted independently of any Option (a “Freestanding SAR”). A Tandem SAR may only be granted concurrently with the grant of the related Option.

7.2            Exercise Price. The exercise price for each SAR shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per Common Share subject to a Tandem SAR shall be the exercise price per Common Share under the related Option, and (b) the exercise price per Common Share subject to a Freestanding SAR shall be not less than the Fair Market Value of a Common Share on the effective date of grant of the SAR. Notwithstanding the foregoing, a SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such SAR is granted pursuant to an assumption or substitution for another stock appreciation right in a manner that would qualify under the provisions of Section 409A. Notwithstanding the foregoing, in no case shall the exercise price per share of an Award of a SAR to a Canadian Participant be less than 100% of the Fair Market Value of a Common Share on the date of grant.

7.3            Exercisability and Term of SARs.

(a)    Tandem SARs. Tandem SARs shall be exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of Common Shares subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the Common Shares subject to such SAR, the related Option shall be canceled automatically as to the number of Common Shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the Common Shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of Common Shares with respect to which the related Option was exercised.

(b)     Freestanding SARs. Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; provided, however, that (i) no Freestanding SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR and (ii) no Freestanding SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such SAR (except in the event of such Employee’s death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of a Freestanding SAR, each Freestanding SAR shall terminate ten (10) years after the effective date of grant of the SAR, unless earlier terminated in accordance with its provisions.

7.4            Exercise of SARs. Upon the exercise (or deemed exercise pursuant to Section 7.5) of a SAR, the Participant (or the Participant’s legal representative or other person who acquired the right to exercise the SAR by reason of the Participant’s death) shall be entitled to receive payment of an amount for each Common Share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a Common Share on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made (a) in the case of a Tandem SAR, solely in Common Shares in a lump sum upon the date of exercise of the SAR and (b) in the case of a Freestanding SAR, in cash, Common Shares, or any combination thereof as determined by the Committee, in a lump sum upon the date of exercise of the SAR. When payment is to be made in Common Shares, the number of Common Shares to be issued shall be determined on the basis of the Fair Market Value of a Common Share on the date of exercise of the SAR. For purposes of Section 7, a SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant or as otherwise provided in Section 7.5.

7.5            Deemed Exercise of SARs. If, on the date on which a SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised shall automatically be deemed to be exercised as of such date with respect to such portion.

7.6            Effect of Termination of Service. Subject to earlier termination of the SAR as otherwise provided herein and unless otherwise provided by the Committee, a SAR shall be exercisable after a Participant’s termination of Service only to the extent and during the applicable time period determined in accordance with Section 6.4 (treating the SAR as if it were an Option) and thereafter shall terminate.

7.7            Transferability of SARs. During the lifetime of the Participant, a SAR shall be exercisable only by the Participant or the Participant’s guardian or legal representative. A SAR shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution.

8.            RESTRICTED SHARE AWARDS.

Restricted Share Awards shall be evidenced by Award Agreements specifying whether the Award is a Restricted Share Bonus or a Restricted Share Purchase Right and the number of Common Shares subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1            Types of Restricted Share Awards Authorized. Restricted Share Awards may be granted in the form of either a Restricted Share Bonus or a Restricted Share Purchase Right. Restricted Share Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of or satisfaction of Vesting Conditions applicable to a Restricted Share Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

8.2            Purchase Price. The purchase price for Common Shares issuable under each Restricted Share Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving Common Shares pursuant to a Restricted Share Bonus, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by Applicable Law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the Fair Market Value of the Common Shares subject to a Restricted Share Award.

8.3            Purchase Period. A Restricted Share Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Share Purchase Right.

8.4            Payment of Purchase Price. Except as otherwise provided below, payment of the purchase price for the number of Common Shares being purchased pursuant to any Restricted Share Purchase Right shall be made (a) in cash, by check or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by Applicable Law, or (c) by any combination thereof.

8.5            Vesting and Restrictions on Transfer. Subject to Section 5.4(d), shares issued pursuant to any Restricted Share Award may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any period in which shares acquired pursuant to a Restricted Share Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event or as provided in Section 8.8. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Share Award that, if the satisfaction of Vesting Conditions with respect to any shares subject to such Restricted Share Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then satisfaction of the Vesting Conditions automatically shall be determined on the next trading day on which the sale of such shares would not violate the Trading Compliance Policy. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of Common Shares hereunder and shall promptly present to the Company any and all certificates representing Common Shares acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

8.6            Voting Rights; Dividends and Distributions. Except as provided in this Section, Section 8.5 and any Award Agreement, during any period in which shares acquired pursuant to a Restricted Share Award remain subject to Vesting Conditions, the Participant shall have the right to receive all dividends and other distributions paid with respect to such shares; provided, however, that such dividends and distributions shall be subject to the same Vesting Conditions as the shares subject to the Restricted Share Award with respect to which such dividends or distributions were declared and shall be paid to the Participant at the time such shares vest but in any event no later than the 15th day of the third month following the calendar year in which such shares vest. In the event of a dividend or distribution paid in Common Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.4, any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant is entitled by reason of the Participant’s Restricted Share Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Restricted Share Award with respect to which such dividends or distributions were paid or adjustments were made. During any period in which shares acquired pursuant to a Restricted Share Award remain subject to Vesting Conditions, the Participant shall not have the right to exercise any voting rights in respect of such Restricted Share Award. Notwithstanding the foregoing, in the event that there are not a sufficient number of Common Shares reserved for issuance under this Plan to satisfy any dividends the Company shall be permitted to satisfy any such dividends in cash.

8.7            Effect of Termination of Service. Unless otherwise provided by the Committee in the Award Agreement evidencing a Restricted Share Award, if a Participant’s Service terminates for any reason, whether voluntary or involuntary (including the Participant’s death or Disability), then (a) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Restricted Share Purchase Right which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Restricted Share Bonus which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8            Nontransferability of Restricted Share Award Rights. Rights to acquire Common Shares pursuant to a Restricted Share Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or the laws of descent and distribution. All rights with respect to a Restricted Share Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.

9.            RESTRICTED SHARE UNITS.

Restricted Share Units shall be evidenced by Award Agreements specifying the number of Restricted Share Units subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1            Grant of Restricted Share Units. Restricted Share Units may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of a Restricted Share Unit or the Vesting Conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

9.2            Purchase Price. No monetary payment (other than applicable tax withholding, if any) shall be required as a condition of receiving a Restricted Share Unit, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by Applicable Law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the Common Shares issued upon settlement of the Restricted Share Unit.

9.3            Vesting. Subject to Section 5.4(d), Restricted Share Units may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award.

9.4            Voting Rights, Dividend Equivalent Rights and Distributions. Participants shall have no voting or dividend rights with respect to Common Shares represented by Restricted Share Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Share Unit that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Common Shares during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Dividend Equivalent Rights, if any, shall be paid by crediting the Participant with additional whole Restricted Share Units as of the date of payment of such cash dividends on Common Shares, as determined by the Committee. Notwithstanding the foregoing, in the event that there are not a sufficient number of Common Shares reserved for issuance under this Plan to satisfy any Dividend Equivalent Right, the Company shall be permitted to satisfy any such dividends in cash. The number of additional Restricted Share Units (rounded to the nearest whole number), if any, to be credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of Common Shares represented by the Restricted Share Units previously credited to the Participant by (b) the Fair Market Value per Common Share on such date. Such additional Restricted Share Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time as the Restricted Share Units originally subject to the Restricted Share Unit. In the event of a dividend or distribution paid in Common Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.4, appropriate adjustments shall be made in the Participant’s Restricted Share Unit so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the Common Shares issuable upon settlement of the Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions as are applicable to the Award.

9.5            Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Restricted Share Unit, if a Participant’s Service terminates for any reason, whether voluntary or involuntary (including the Participant’s death or disability), then the Participant shall forfeit to the Company any Restricted Share Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service. Notwithstanding anything to the contrary set forth herein or in any Award Agreement, any Restricted Share Units that remain subject to Vesting Conditions on the date which is twelve (12) months following termination for any reason shall automatically expire and be of no further force or effect.

9.6            Settlement of Restricted Share Units. The Company shall issue to a Participant on the date on which Restricted Share Units subject to the Participant’s Restricted Share Unit vest or on such other date determined by the Committee in compliance with Applicable Law, including Section 409A, if applicable, and set forth in the Award Agreement one (1) Common Share (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 9.4) for each Restricted Share Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Share Unit that if the settlement date with respect to any shares issuable upon vesting of Restricted Share Units would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then the settlement date shall be deferred until the next trading day on which the sale of such shares would not violate the Trading Compliance Policy but in any event no later than the 15th day of the third calendar month following the year in which such Restricted Share Units vest. If permitted by the Committee, the Participant may elect, consistent with the requirements of Applicable Law, including Section 409A, to defer receipt of all or any portion of the Common Shares or other property otherwise issuable to the Participant pursuant to this Section, and such deferred issuance date(s) and amount(s) elected by the Participant shall be set forth in the Award Agreement. Notwithstanding the foregoing, the Committee, in its discretion, may provide for settlement of any Restricted Share Unit by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the Common Shares or other property otherwise issuable to the Participant pursuant to this Section. Restricted Share Units granted to a Canadian Participant must be settled no later than December 15th of the third calendar year following the year in which the Participant rendered Service resulting in the granting of such Restricted Share Units.

9.7            Nontransferability of Restricted Share Units. The right to receive shares pursuant to a Restricted Share Unit shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Share Unit granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.

10.          PERFORMANCE AWARDS.

Performance Awards shall be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

10.1          Types of Performance Awards Authorized. Performance Awards may be granted in the form of either Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award shall specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and the Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.

10.2          Initial Value of Performance Shares and Performance Units. Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share shall have an initial monetary value equal to the Fair Market Value of one (1) Common Share, subject to adjustment as provided in Section 4.4, on the effective date of grant of the Performance Share, and each Performance Unit shall have an initial monetary value established by the Committee at the time of grant. The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

10.3          Establishment of Performance Period, Performance Goals and Performance Award Formula. In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period, Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

10.4          Measurement of Performance Goals. Performance Goals shall be established by the Committee on the basis of targets to be attained (“Performance Targets”) with respect to one or more measures of business or financial performance, individual performance or other performance criteria established by the Committee in its discretion (each, a “Performance Measure”), subject to the following:

(a)     Performance Measures. Performance Measures based on objective criteria shall be calculated in accordance with the Company’s financial statements, or, if such measures are not reported in the Company’s financial statements, they shall be calculated in accordance with generally accepted accounting principles, a method used generally in the Company’s industry, or in accordance with a methodology established by the Committee. Performance Measures based on subjective criteria shall be determined on the basis established by the Committee in granting the Award. As specified by the Committee, Performance Measures may be calculated with respect to the Company and each Subsidiary Corporation consolidated therewith for financial reporting purposes, one or more Subsidiary Corporations or such division or other business unit of any of them selected by the Committee. Unless otherwise determined by the Committee, the Performance Measures applicable to the Performance Award shall be calculated prior to the accrual of expense for any Performance Award for the same Performance Period and excluding the effect (whether positive or negative) on the Performance Measures of any change in accounting standards or any unusual or infrequently occurring event or transaction, as determined by the Committee, occurring after the establishment of the Performance Goals applicable to the Performance Award. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Participant’s rights with respect to a Performance Award.

(b)    Performance Targets. Performance Targets may include a minimum, maximum, target level and intermediate levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the Performance Target level attained during the applicable Performance Period. A Performance Target may be stated as an absolute value, an increase or decrease in a value, or as a value determined relative to an index, a group of comparator companies, a budget or another standard selected by the Committee.

10.5          Settlement of Performance Awards.

(a)    Determination of Final Value. As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall determine the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b)    Discretionary Adjustment of Award Formula. In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award to reflect such Participant’s individual performance in his or her position with the Company or such other factors as the Committee may determine.

(c)     Effect of Leaves of Absence. Unless otherwise required by law or a Participant’s Award Agreement, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days in unpaid leaves of absence during a Performance Period shall be prorated on the basis of the number of days of the Participant’s Service during the Performance Period during which the Participant was not on an unpaid leave of absence.

(d)    Notice to Participants. As soon as practicable following the Committee’s determination in accordance with Sections 10.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.

(e)     Payment in Settlement of Performance Awards. As soon as practicable following the Committee’s determination in accordance with Sections 10.5(a) and (b), but in any event within the Short-Term Deferral Period (except as otherwise provided below or consistent with the requirements of Section 409A), payment shall be made to each eligible Participant (or such Participant’s legal representative or other person who acquired the right to receive such payment by reason of the Participant’s death) of the final value of the Participant’s Performance Award. Payment of such amount shall be made in cash, Common Shares, or a combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment shall be made in a lump sum. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the payment to be made to the Participant pursuant to this Section 10.5, and such deferred payment date(s) elected by the Participant shall be set forth in the Award Agreement. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalent Rights or interest. Performance Awards granted to a Canadian Participant must be settled no later than December 15th of the third calendar year following the year in which the Participant rendered Service resulting in the granting of such Performance Award. In the event that there are not a sufficient number of Common Shares reserved for issuance under this Plan to satisfy any Performance Award, the Company shall be permitted to satisfy any such Performance Award in cash.

(f)     Provisions Applicable to Payment in Shares. If payment is to be made in Common Shares, the number of such shares shall be determined by dividing the final value of the Performance Award by the Fair Market Value of a Common Share determined by the method specified in the Award Agreement. Common Shares issued in payment of any Performance Award may be fully vested and freely transferable shares or may be Common Shares subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Sections 8.5 through 8.8 above.

10.6          Voting Rights; Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to Common Shares represented by Performance Share Awards until the date of the issuance of such shares, if any (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Performance Share Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Common Shares during the period beginning on the date the Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date on which the Performance Shares are settled or the date on which they are forfeited. Such Dividend Equivalent Rights, if any, shall be credited to the Participant either in cash or in the form of additional whole Performance Shares as of the date of payment of such cash dividends on Common Shares, as determined by the Committee. The number of additional Performance Shares (rounded to the nearest whole number), if any, to be so credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of Common Shares represented by the Performance Shares previously credited to the Participant by (b) the Fair Market Value per Common Share on such date. Dividend Equivalent Rights, if any, shall be accumulated and paid to the extent that the related Performance Shares become nonforfeitable. Settlement of Dividend Equivalent Rights may be made in cash, Common Shares, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 10.5. Dividend Equivalent Rights shall not be paid with respect to Performance Units. In the event of a dividend or distribution paid in Common Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.4, appropriate adjustments shall be made in the Participant’s Performance Share Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the Common Shares issuable upon settlement of the Performance Share Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Performance Goals as are applicable to the Award.

10.7          Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Performance Award, the effect of a Participant’s termination of Service on the Performance Award shall be as follows:

(a)    Death or Disability. If the Participant’s Service terminates because of the death or Disability of the Participant before the completion of the Performance Period applicable to the Performance Award, the final value of the Participant’s Performance Award shall be determined by the extent to which the applicable Performance Goals have been attained with respect to the entire Performance Period and shall be prorated based on the number of months of the Participant’s Service during the Performance Period. Payment shall be made no later than the earlier of (i) ten (10) business days after the end of the Performance Period and (ii) the date which is twelve (12) months following the date of termination, in any manner permitted by Section 10.5; provided, however, that in all cases with respect to U.S. Participants, payments shall not be made later than such applicable date as is necessary to avoid adverse tax consequences under Section 409A.

(b)    Other Termination of Service. If the Participant’s Service terminates for any reason except death or Disability before the completion of the Performance Period applicable to the Performance Award, such Award shall be forfeited in its entirety; provided, however, that in the event of an involuntary termination of the Participant’s Service, the Committee, in its discretion, may waive the automatic forfeiture of all or any portion of any such Award and determine the final value of the Performance Award in the manner provided by Section 10.7(a). Payment of any amount pursuant to this Section 10.7 shall be made no later than the earlier of (i) ten (10) business days after the end of the Performance Period and (ii) the date which is twelve (12) months following the date of termination, in any manner permitted by Section 10.5; provided, however, that in all cases with respect to U.S. Participants, payments shall not be made later than such applicable date as is necessary to avoid adverse tax consequences under Section 409A.

10.8          Nontransferability of Performance Awards. Prior to settlement in accordance with the provisions of the Plan, no Performance Award shall be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.

11.           CASH-BASED AWARDS AND OTHER SHARE-BASED AWARDS.

Cash-Based Awards and Other Share-Based Awards shall be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

11.1          Grant of Cash-Based Awards. Subject to the provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms and conditions, including the achievement of performance criteria, as the Committee may determine.

11.2          Grant of Other Share-Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into Common Shares or other forms determined by the Committee) in such amounts and subject to such terms and conditions as the Committee shall determine. Other Share-Based Awards may be made available as a form of payment in the settlement of other Awards or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Share-Based Awards may involve the transfer of actual Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of Common Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States or Canada.

11.3          Value of Cash-Based Awards and Other Share-Based Awards. Each Cash-Based Award shall specify a monetary payment amount or payment range as determined by the Committee. Each Other Share-Based Award shall be expressed in terms of Common Shares or units based on such Common Shares, as determined by the Committee. The Committee may require the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. If the Committee exercises its discretion to establish performance criteria, the final value of Cash-Based Awards or Other Share-Based Awards that will be paid to the Participant will depend on the extent to which the performance criteria are met.

11.4          Payment or Settlement of Cash-Based Awards and Other Share-Based Awards. Payment or settlement, if any, with respect to a Cash-Based Award or an Other Share-Based Award shall be made in accordance with the terms of the Award, in cash, Common Shares or other securities or any combination thereof as the Committee determines. To the extent applicable, payment or settlement with respect to each Cash-Based Award and Other Share-Based Award shall be made in compliance with the requirements of Section 409A. Except as otherwise provided in an Award Agreement, no settlement date for any Cash-Based Awards and Other Share-Based Awards granted to a Canadian Participant shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any Cash-Based Awards and Other Share-Based Awards under Section 11 any later than December 15th of the third calendar year following the year in which the Participant rendered Service resulting in the granting of such Cash-Based Awards or Other Share-Based Awards.

11.5          Voting Rights; Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to Common Shares represented by Other Share-Based Awards until the date of the issuance of such Common Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), if any, in settlement of such Award. However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Other Share-Based Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Common Shares during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Such Dividend Equivalent Rights, if any, shall be paid in accordance with the provisions set forth in Section 9.4. Dividend Equivalent Rights shall not be granted with respect to Cash-Based Awards. In the event of a dividend or distribution paid in Common Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.4, appropriate adjustments shall be made in the Participant’s Other Share-Based Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the Common Shares issuable upon settlement of such Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions and performance criteria, if any, as are applicable to the Award.

11.6          Effect of Termination of Service. Each Award Agreement evidencing a Cash-Based Award or Other Share-Based Award shall set forth the extent to which the Participant shall have the right to retain such Award following termination of the Participant’s Service. Such provisions shall be determined in the discretion of the Committee, need not be uniform among all Cash-Based Awards or Other Share-Based Awards, and may reflect distinctions based on the reasons for termination, subject to the requirements of Section 409A, if applicable.

11.7          Nontransferability of Cash-Based Awards and Other Share-Based Awards. Prior to the payment or settlement of a Cash-Based Award or Other Share-Based Award, the Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. The Committee may impose such additional restrictions on any Common Shares issued in settlement of Cash-Based Awards and Other Share-Based Awards as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable securities laws, under the requirements of any stock exchange or market upon which such Common Shares are then listed and/or traded, or under any state securities laws or foreign law applicable to such Common Shares.

12.          STANDARD FORMS OF AWARD AGREEMENT.

12.1          Award Agreements. Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. No Award or purported Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement, which execution may be evidenced by electronic means.

12.2           Authority to Vary Terms. The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

13.          CHANGE IN CONTROL, DISSOLUTION OR LIQUIDATION.

13.1          Effect of Change in Control on Awards. In the event of a Change in Control, outstanding Awards shall be subject to the definitive agreement entered into by the Company in connection with the Change in Control or as otherwise determined by the Committee, including any requirement thereunder that the Participant sign a letter of transmittal, cancellation agreement, release of claims or other similar acknowledgement or agreement. Subject to the requirements and limitations of Applicable Law, including Section 409A, if applicable, the following provisions will apply to Awards in the event of a Change in Control, contingent upon the consummation of the Change in Control, unless otherwise provided in the Award Agreement or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Committee at the time of grant of an Award. In the event of a Change in Control, then, notwithstanding any other provision of the Plan, the Committee may take one or more of the following actions with respect to Awards, contingent upon the closing or completion of the Change in Control. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants and in each case may make such determination in its discretion and without the consent of any Participant (unless otherwise provided in the Award Agreement or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Committee at the time of grant of an Award).

(a)     Accelerated Vesting. In its discretion, the Committee may provide in the grant of any Award or at any other time may take such action as it deems appropriate to provide for acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Participant’s Service prior to, upon, or following the Change in Control, and to such extent as the Committee determines.

(b)    Assumption, Continuation or Substitution. In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the “Acquiror”), may, without the consent of any Participant, assume or continue the Company’s rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror’s shares, as applicable. For purposes of this Section, if so determined by the Committee in its discretion, an Award denominated in Common Shares shall be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each Common Share subject to the Award immediately prior to the Change in Control, the consideration (whether shares, cash, other securities or property or a combination thereof) to which a holder of a Common Share on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Common Shares); provided, however, that if such consideration is not solely common shares of the Acquiror, the Committee may provide for the consideration to be received upon the exercise or settlement of the Award, for each Common Share subject to the Award, to consist solely of common shares of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Common Shares pursuant to the Change in Control. Any Award or portion thereof which is neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised or settled as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.

(c)     Assignment or Lapse of Reacquisition or Repurchase Rights. The Committee may arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Shares issued pursuant to the Award to the Acquiror or arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award.

(d)    Cancellation. In its discretion, the Committee may cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for no consideration ($0) or such consideration, if any, as determined by the Committee.

(e)    Cash-Out of Outstanding Share-Based Awards. The Committee may, in its discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Award denominated in Common Shares or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested Common Share (and each unvested Common Share, if so determined by the Committee) subject to such canceled Award in (i) cash, (ii) shares of the Company or of a corporation or other business entity that is a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per Common Share in the Change in Control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such Award. In the event such determination is made by the Committee, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per Common Share in the Change in Control may be canceled without payment of consideration to the holder thereof. Payment pursuant to this Section 13.1 (reduced by applicable withholding taxes, if any) shall be made to Participants in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards, consistent with the requirements of Section 409A, if applicable.

(f)     Adjustments and Earnouts. In making any determination pursuant to this Section 13.1 in the event of a Change in Control, the Committee may, in its discretion, determine that an Award shall or shall not be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, earnouts and similar conditions as the other holders of the Common Shares, subject to any limitations or reductions as may be necessary to comply with Section 409A or Section 424 of the Code.

13.2          Appointment of Stockholder Representative. As a condition to the receipt of an Award under the Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Change in Control transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf.

13.3          Effect of Change in Control on Nonemployee Director Awards. Subject to the requirements and limitations of Section 409A, if applicable, including as provided by Section 15.4(f), in the event of a Change in Control, each outstanding Nonemployee Director Award shall become immediately exercisable and vested in full and, except to the extent assumed, continued or substituted for pursuant to Section 13.1(b), shall be settled effective immediately prior to the time of consummation of the Change in Control.

13.4          Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Committee will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it previously has not been exercised, an Award will terminate immediately prior to the consummation of such proposed action.

13.5          Federal Excise Tax Under Section 4999 of the Code.

(a)    Excess Parachute Payment. If any acceleration of vesting pursuant to an Award and any other payment or benefit received or to be received by a Participant would subject the Participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an “excess parachute payment” under Section 280G of the Code, then, provided such election would not subject the Participant to taxation under Section 409A, the Participant may elect to reduce the amount of any acceleration of vesting called for under the Award in order to avoid such characterization.

(b)    Determination by Tax Firm. To aid the Participant in making any election called for under Section 13.4(a), no later than the date of the occurrence of any event that might reasonably be anticipated to result in an “excess parachute payment” to the Participant as described in Section 13.4(a), the Company shall request a determination in writing by the professional firm engaged by the Company for general tax purposes, or, if the tax firm so engaged by the Company is serving as accountant or auditor for the Acquiror, the Company will appoint a nationally recognized tax firm to make the determinations required by this Section 13.4(b) (the “Tax Firm”). As soon as practicable thereafter, the Tax Firm shall determine and report to the Company and the Participant the amount of such acceleration of vesting, payments and benefits which would produce the greatest after-tax benefit to the Participant. For the purposes of such determination, the Tax Firm may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Participant shall furnish to the Tax Firm such information and documents as the Tax Firm may reasonably request in order to make its required determination. The Company shall bear all fees and expenses the Tax Firm charges in connection with its services contemplated by this Section 13.4(b).

14.          COMPLIANCE WITH SECURITIES LAW.

The grant of Awards and the issuance of Common Shares pursuant to any Award shall be subject to compliance with all applicable requirements of Applicable Law with respect to such securities and the requirements of any stock exchange or market system upon which the Common Shares may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) any securities registration required by Applicable Law, including a registration statement under the Securities Act, shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award, (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act and the prospectus requirements of the Securities Act (British Columbia) and other applicable Canadian securities laws, as applicable or (c) such exercise or issuance is otherwise in compliance with Applicable Law. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Common Shares, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any Applicable Law and to make any representation or warranty with respect thereto as may be reasonably requested by the Company.

15.            COMPLIANCE WITH SECTION 409A.

15.1          Awards Subject to Section 409A. The Company intends that Awards granted pursuant to the Plan shall either be exempt from or comply with Section 409A, and the Plan shall be so construed. The provisions of this Section 15 shall apply to any Award or portion thereof that constitutes or provides for payment of Section 409A Deferred Compensation. Such Awards may include, without limitation:

(a)    a Nonstatutory Stock Option or SAR that includes any feature for the deferral of compensation other than the deferral of recognition of income until the later of (i) the exercise or disposition of the Award or (ii) the time the shares acquired pursuant to the exercise of the Award first becomes substantially vested and

(b)    any Restricted Share Unit, Performance Award, Cash-Based Award or Other Share-Based Award that either (i) provides by its terms for settlement of all or any portion of the Award at a time or upon an event that will or may occur later than the end of the Short-Term Deferral Period or (ii) permits the Participant granted the Award to elect one or more dates or events upon which the Award will be settled after the end of the Short-Term Deferral Period.

Subject to the provisions of Section 409A, the term “Short-Term Deferral Period” means the 2 1/2 month period ending on the later of (i) the 15th day of the third month following the end of the Participant’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the Company’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term “substantial risk of forfeiture” shall have the meaning provided by Section 409A.

15.2          Deferral and/or Distribution Elections. Except as otherwise permitted or required by Section 409A, the following rules shall apply to any compensation deferral and/or payment elections (each, an “Election”) that may be permitted or required by the Committee pursuant to an Award providing Section 409A Deferred Compensation:

(a)    elections must be in writing and specify the amount of the payment in settlement of an Award being deferred, as well as the time and form of payment as permitted by this Plan;

(b)    elections shall be made by the end of the Participant’s taxable year prior to the year in which services commence for which an Award may be granted to the Participant; and

(c)    elections shall continue in effect until a written revocation or change in Election is received by the Company, except that a written revocation or change in Election must be received by the Company prior to the last day for making the Election determined in accordance with Section 15.2(b) above or as permitted by Section 15.3.

15.3          Subsequent Elections. Except as otherwise permitted or required by Section 409A, any Award providing Section 409A Deferred Compensation which permits a subsequent Election to delay the payment or change the form of payment in settlement of such Award shall comply with the following requirements:

(a)    no subsequent Election may take effect until at least twelve (12) months after the date on which the subsequent Election is made;

(b)    each subsequent Election related to a payment in settlement of an Award not described in Section 15.4(a)(ii), 15.4(a)(iii) or 15.4(a)(vi) must result in a delay of the payment for a period of not less than five (5) years from the date on which such payment would otherwise have been made;

(c)     no subsequent Election related to a payment pursuant to Section 15.4(a)(iv) shall be made less than twelve (12) months before the date on which such payment would otherwise have been made; and

(d)    subsequent Elections shall continue in effect until a written revocation or change in the subsequent Election is received by the Company, except that a written revocation or change in a subsequent Election must be received by the Company prior to the last day for making the subsequent Election determined in accordance the preceding paragraphs of this Section 15.3.

15.4          Payment of Section 409A Deferred Compensation.

(a)     Permissible Payments. Except as otherwise permitted or required by Section 409A, an Award providing Section 409A Deferred Compensation must provide for payment in settlement of the Award only upon one or more of the following:

(i)            the Participant’s “separation from service” (as defined by Section 409A);

(ii)           the Participant’s becoming “disabled” (as defined by Section 409A);

(iii)          the Participant’s death;

(iv)          a time or fixed schedule that is either (i) specified by the Committee upon the grant of an Award and set forth in the Award Agreement evidencing such Award or (ii) specified by the Participant in an Election complying with the requirements of Section 15.2 or 15.3, as applicable;

(v)           a change in the ownership or effective control or the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 409A; or

(vi)          the occurrence of an “unforeseeable emergency” (as defined by Section 409A).

(b)    Installment Payments. It is the intent of this Plan that any right of a Participant to receive installment payments (within the meaning of Section 409A) shall, for all purposes of Section 409A, be treated as a right to a series of separate payments.

(c)    Required Delay in Payment to Specified Employee Pursuant to Separation from Service. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, except as otherwise permitted by Section 409A, no payment pursuant to Section 15.4(a)(i) in settlement of an Award providing for Section 409A Deferred Compensation may be made to a Participant who is a “specified employee” (as defined by Section 409A) as of the date of the Participant’s separation from service before the date (the “Delayed Payment Date”) that is six (6) months and one day after the date of such Participant’s separation from service, or, if earlier, the date of the Participant’s death. All such amounts that would, but for this Section 15.4(c), become payable prior to the Delayed Payment Date shall be accumulated and paid on the Delayed Payment Date.

(d)    Payment Upon Disability. All distributions of Section 409A Deferred Compensation payable pursuant to Section 15.4(a)(ii) by reason of a Participant becoming disabled shall be paid in a lump sum or in periodic installments as established by the Participant’s Election. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon becoming disabled, all such distributions shall be paid in a lump sum upon the determination that the Participant has become disabled.

(e)     Payment Upon Death. If a Participant dies before complete distribution of amounts payable upon settlement of an Award subject to Section 409A, such undistributed amounts shall be distributed to his or her beneficiary under the distribution method for death established by the Participant’s Election upon receipt by the Committee of satisfactory notice and confirmation of the Participant’s death. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon death, all such distributions shall be paid in a lump sum upon receipt by the Committee of satisfactory notice and confirmation of the Participant’s death.

(f)     Payment Upon Change in Control. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, to the extent that any amount constituting Section 409A Deferred Compensation would become payable under this Plan by reason of a Change in Control, such amount shall become payable only if the event constituting a Change in Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Any Award which constitutes Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Change in Control as a result of the failure of the Acquiror to assume, continue or substitute for such Award in accordance with Section 13.1(b) shall vest to the extent provided by such Award but shall be converted automatically at the effective time of such Change in Control into a right to receive, in cash on the date or dates such award would have been settled in accordance with its then existing settlement schedule (or as required by Section 15.4(c)), an amount or amounts equal in the aggregate to the intrinsic value of the Award at the time of the Change in Control.

(g)    Payment Upon Unforeseeable Emergency. The Committee shall have the authority to provide in the Award Agreement evidencing any Award providing for Section 409A Deferred Compensation for payment pursuant to Section 15.4(a)(vi) in settlement of all or a portion of such Award in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an unforeseeable emergency. In such event, the amount(s) distributed with respect to such unforeseeable emergency cannot exceed the amounts reasonably necessary to satisfy the emergency need plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such emergency need is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under the Award. All distributions with respect to an unforeseeable emergency shall be made in a lump sum upon the Committee’s determination that an unforeseeable emergency has occurred. The Committee’s decision with respect to whether an unforeseeable emergency has occurred and the manner in which, if at all, the payment in settlement of an Award shall be altered or modified, shall be final, conclusive, and not subject to approval or appeal.

(h)    Prohibition of Acceleration of Payments. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, this Plan does not permit the acceleration of the time or schedule of any payment under an Award providing Section 409A Deferred Compensation, except as permitted by Section 409A. The Company reserves the right in its discretion to accelerate the time or schedule of any payment under an Award providing Section 409A Deferred Compensation to the maximum extent permitted by Section 409A.

(i)     No Representation Regarding Section 409A Compliance. Notwithstanding any other provision of the Plan, the Company makes no representation that Awards shall be exempt from or comply with Section 409A. No Participating Company shall be liable for any tax, penalty or interest imposed on a Participant by Section 409A.

16.           TAX WITHHOLDING.

16.1          Tax Withholding in General. The Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, provincial, local and foreign taxes (including social insurance), if any, required by law to be withheld by any Participating Company with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver Common Shares, to release Common Shares from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group’s tax withholding obligations have been satisfied.

16.2          Withholding in or Directed Sale of Shares. If permitted by Applicable Law, the Company shall have the right, but not the obligation, to deduct from the Common Shares issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole Common Shares having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of any Participating Company. The Fair Market Value of any Common Shares withheld or tendered to satisfy any such tax withholding obligations shall be determined in accordance with the Company’s withholding procedures and after considering any accounting consequences or cost. The Company may require a Participant to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of any Participating Company and to remit an amount equal to such tax withholding obligations to such Participating Company in cash.

17.           AMENDMENT, SUSPENSION OR TERMINATION OF PLAN.

The Board reserves the right to amend, modify, suspend, terminate or discontinue the Plan at any time. The Board may by resolution amend this Plan and any Awards granted under it without shareholder approval, however, the Board will not be entitled, in the absence of shareholder and TSX approval, to (a) reduce the exercise price or purchase price benefiting an Insider of the Company, including a cancellation of an Award and re-grant thereof in conjunction therewith least three months after the related cancellation; (b) extend of the term benefiting an Insider of the Company (subject to such date being extended by virtue of Section 6.2); (c) amend the limitations on the maximum number of Common Shares reserved or issued to Insiders under Section 5.4 hereof; (d) increase to the maximum number of Common Shares issuable, either as a fixed number or a fixed percentage of the Company’s outstanding Common Shares; and (e) amend the amendment provisions of this Plan under this Section 17. Notwithstanding the foregoing, the following types of amendments will not be subject to shareholder approval: (a) amendments to fix typographical errors; and (b) amendments to clarify existing provisions of the Plan that do not have the effect of altering the scope, nature and intent of such provisions. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Board. Except as provided by the next sentence, no amendment, suspension or termination of the Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, the Board may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future Applicable Law, including, but not limited to, Section 409A.

18.           MISCELLANEOUS PROVISIONS.

18.1          Repurchase Rights. Common Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of Common Shares hereunder and shall promptly present to the Company any and all certificates representing Common Shares acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

18.2          Forfeiture Events.

(a)    The Committee may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of Service for Cause or any act by a Participant, whether before or after termination of Service, that would constitute Cause for termination of Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws. In addition, to the extent that claw-back or similar provisions applicable to Awards are required by Applicable Law, listing standards and/or policies adopted by the Company, Awards granted under the Plan shall be subject to such provisions.

(b)    If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any Participant who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any Participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, shall reimburse the Company for (i) the amount of any payment in settlement of an Award received by such Participant during the twelve- (12-) month period following the first public issuance or filing with the United States Securities and Exchange Commission or the applicable securities regulatory authorities, as applicable, (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such Participant from the sale of securities of the Company during such twelve- (12-) month period.

18.3          Provision of Information. To the extent required by Applicable Law, each Participant shall be given access to information concerning the Company equivalent to that information generally made available to the Company’s common shareholders.

18.4          Rights as Employee, Service Provider or Director. No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, Service Provider or Director or interfere with or limit in any way any right of a Participating Company to terminate the Participant’s Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that the Company is the Employee’s employer or that the Employee has an employment relationship with the Company.

18.5          Rights as a Shareholder. A Participant shall have no rights as a shareholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.4 or another provision of the Plan.

18.6          Delivery of Title to Shares. Subject to any governing rules or regulations, the Company shall issue or cause to be issued the Common Shares acquired pursuant to an Award and shall deliver such shares to or for the benefit of the Participant by means of one or more of the following: (a) by delivering to the Participant evidence of book entry Common Shares credited to the account of the Participant, (b) by depositing such Common Shares for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such Common Shares to the Participant in certificate form.

18.7          Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

18.8          Retirement and Welfare Plans. Neither Awards made under this Plan nor Common Shares or cash paid pursuant to such Awards may be included as “compensation” for purposes of computing the benefits payable to any Participant under any Participating Company’s retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant’s benefit. In addition, unless a written employment agreement or other service agreement specifically references Awards, a general reference to “benefits” or a similar term in such agreement shall not be deemed to refer to Awards granted hereunder.

18.9          Beneficiary Designation. Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant’s death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime. If a married Participant designates a beneficiary other than the Participant’s spouse, the effectiveness of such designation may be subject to the consent of the Participant’s spouse. If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant’s death, the Company will pay any remaining unpaid benefits to the Participant’s legal representative.

18.10        Severability. If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan shall not in any way be affected or impaired thereby.

18.11        No Constraint on Corporate Action. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company’s or another Participating Company’s right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or another Participating Company to take any action which such entity deems to be necessary or appropriate.

18.12        Unfunded Obligation. Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be considered unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant’s creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

18.13        Choice of Law. Except to the extent governed by applicable United States federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada, without regard to their conflict of law rules.

IN WITNESS WHEREOF, the undersigned Chief Financial Officer of the Company certifies that the foregoing sets forth the Quipt Home Medical Corp. 2024 Equity Incentive Plan as duly adopted by the Company’s shareholders effective as of the Effective Date.

(signed) “Hardik Mehta”
Hardik Mehta
Chief Financial Officer

www.quipthomemedical.com